      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CONSOLIDATED PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

                   INDIANA                                         37-0684070
          (State of Incorporation)                              (I.R.S. Employer
                                                               Identification No.)

                              500 CENTURY BUILDING
                          36 SOUTH PENNSYLVANIA STREET
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 633-4100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 JAMES W. BEAR
                          CONSOLIDATED PRODUCTS, INC.
                              500 CENTURY BUILDING
                          36 SOUTH PENNSYLVANIA STREET
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 633-4100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                        Copies of all communications to:

               BERKLEY W. DUCK                                    BOB F. THOMPSON
          ICE MILLER DONADIO & RYAN                            BASS, BERRY & SIMS PLC
        ONE AMERICAN SQUARE, BOX 82001                       2700 FIRST AMERICAN CENTER
       INDIANAPOLIS, INDIANA 46282-0002                   NASHVILLE, TENNESSEE 37238-2700
                (317) 236-2200                                     (615) 742-6200

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

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                                                        PROPOSED
         TITLE OF SHARES               AMOUNT            MAXIMUM          PROPOSED          AMOUNT OF
              TO BE                     TO BE        OFFERING PRICE        MAXIMUM        REGISTRATION
           REGISTERED               REGISTERED(1)     PER SHARE(2)    OFFERING PRICE(2)        FEE
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Common Stock..................... 2,702,500 shares       $17.00          $45,942,500         $15,843
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------

(1)  Includes 352,500 shares of Common Stock that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2)  Estimated, pursuant to Rule 457(c), solely for the purpose of calculating the registration fee on the basis of the average high and low price reported for the Common Stock on the Nasdaq National Market on June 28,
     1996.
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
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- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JULY 2, 1996

PROSPECTUS

                                2,350,000 SHARES

                          CONSOLIDATED PRODUCTS, INC.

[CONSOLIDATED PRODUCTS LOGO]      COMMON STOCK            [STEAK N SHAKE LOGO]

     All of the 2,350,000 shares of Common Stock offered hereby are being offered by Consolidated Products, Inc. (the "Company"). The Common Stock is traded on the Nasdaq National Market under the symbol "COPI." On June 26, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $17.00 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                           -------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                    PRICE TO      UNDERWRITING    PROCEEDS TO
                                                     PUBLIC       DISCOUNT(1)      COMPANY(2)
- ------------------------------------------------------------------------------------------------
Per Share.......................................        $              $               $
- ------------------------------------------------------------------------------------------------
Total(3)........................................        $              $               $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting estimated expenses of $350,000 payable by the Company.
(3) The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to 352,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by
    the Underwriters, the total Price to Public will be $           , the total
    Underwriting Discount will be $           and the total Proceeds to Company
    will be $           . See "Underwriting."

                           -------------------------

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale, and to the several Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common
Stock will be available for delivery on or about             , 1996.

                           -------------------------

J.C. Bradford&Co.                                          Montgomery Securities

                                           , 1996

                   [INSIDE FRONT COVER AND INSIDE BACK COVER]

      [A COLLAGE OF PICTURES OF FOOD ITEMS, INTERIOR AND EXTERIOR VIEWS OF
           STEAK N SHAKE RESTAURANTS AND VARIOUS ADVERTISING SLOGANS]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Unless the context requires otherwise, all references to the "Company" in this Prospectus include Consolidated Products, Inc. and its subsidiaries, and all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company is engaged primarily in the ownership, operation and franchising of Steak n Shake(R) restaurants through its wholly-owned subsidiary, Steak n Shake, Inc. ("Steak n Shake"). Founded in 1934 in Normal, Illinois, Steak n Shake is one of the oldest restaurant chains in the country. Steak n Shake's reputation and long-standing customer loyalty have been earned over many years by the consistent quality of the dining experience. Steak n Shake has 156 Company-operated restaurants and 45 franchised restaurants located in 12 midwestern and southeastern states.

     The Steak n Shake concept occupies a distinctive market niche offering full service dining room and counter seating as well as drive-thru and carry-out service. Counter and dining room sales are approximately two-thirds of the sales mix while sales for consumption off the premises represent approximately one-third of the sales mix. All food is freshly prepared, made-to-order and promptly served on china with flatware and glassware by friendly wait staff. Steak n Shake offers a core menu of steakburgers made from 100% pure U.S. beef, including cuts of t-bone, strip and sirloin steaks, thin and crispy french fries and hand-dipped milk shakes. Over the years, Steak n Shake has responded to changing customer tastes with greater menu variety without losing its focus or customer appeal, by making carefully planned menu additions such as a grilled chicken breast sandwich, beef and chicken taco salads and various homestyle soups and salads. Steak n Shake believes that its restaurants offer a significantly higher quality food product, ambiance and service level than is available in fast-food restaurants, at only a slightly higher price.

     Steak n Shake restaurants are generally open 24 hours a day, seven days a week, and in addition to the core menu offer a breakfast menu from 2:00 a.m. until 11:00 a.m. During fiscal 1995, lunch and dinner sales accounted for approximately 38% and 44% of sales, respectively, while breakfast and late night sales accounted for 6% and 12% of sales, respectively. The average check was $4.90 per person, although the average check during the peak lunch and dinner hours was $5.50 and $5.80, respectively.

     Steak n Shake restaurants have a distinctive exterior appearance and interior decor. The exterior design of a Steak n Shake restaurant has the unique character of a branded logo embracing building shape, awning detail, building graphics and pylon signing. The interior decor is reminiscent of the nostalgic diner era using chrome, glass, neon and tile in a contemporary manner. Food preparation takes place in view of the customer, as reflected by Steak n Shake's slogan "In Sight It Must Be Right(R)".

     In fiscal 1992, the Company embarked upon an expansion program that contemplated the addition of 39 new Company-operated Steak n Shake units by the end of fiscal 1997. However, by the end of fiscal 1995, the Company had exceeded this goal by opening 40 Company-operated restaurants in three fiscal years. During fiscal 1996, the Company expects to open 27 Company-operated restaurants, of which 22 were open and five were under construction as of July 1, 1996. For fiscal 1997, 32 Company-operated units are expected to be opened.

     Due to the success of the new restaurants and the progress made in further developing its infrastructure and organizational quality, the Company has gradually increased the objectives of the expansion plan in each of the years subsequent to fiscal 1992. The Company's five-year plan for fiscal 1997 through fiscal 2001 calls for an annual increase of at least 20% in the number of Company-operated Steak n Shake units. In addition to the 240 Company-operated units contemplated by the plan, the Company intends to expand its franchise system through the opening of 162 franchised units during the five-year period. The plan, if successful, would result in approximately 600 systemwide Steak n Shake restaurants by the end of fiscal 2001, of which approximately 400 would be Company-operated.

     The Company's expansion strategy is based upon a cluster strategic marketing approach in existing and contiguous markets. The execution of this market intensification strategy involves opening a sufficient number of restaurants in a media market in order to implement effectively Steak n Shake's marketing program which focuses on building brand awareness, understanding of the Steak n Shake concept and customer loyalty. The addition of Company-operated restaurants in markets where the Company's television marketing effort has been implemented allows the Company to leverage its advertising costs over more units and to benefit from management efficiencies. In existing markets, the Company's media advertising expenditures are intended to create high levels of customer recognition and immediate market acceptance for new units. The Company's new restaurants opened in existing media markets have typically experienced higher than average sales volumes. In new market areas, the Company's strategy is to construct a sufficient number of units to allow the Company to begin the effective use of media advertising within a relatively short period of time.

     For the 52 weeks ended April 10, 1996, the 123 Company-operated Steak n Shake restaurants open throughout the period generated average restaurant revenues of approximately $1,339,000 and average restaurant cash flow before rent, depreciation and amortization of approximately $419,000 (or 31.3% of revenues). For this same period, the 15 Company-operated Steak n Shake restaurants opened during the 52 weeks ended April 12, 1995 generated average restaurant revenues of approximately $1,487,000 and average restaurant cash flow before rent, depreciation and amortization of approximately $470,000 (or 31.6% of revenues). The Company purchased the land for ten of these 15 restaurants, and the average total investment to open these ten restaurants including land, site improvements, building and equipment was approximately $1,275,000.

     The principal executive offices of the Company, an Indiana corporation, are located at 500 Century Building, 36 South Pennsylvania Street, Indianapolis, Indiana 46204, and its telephone number is (317) 633-4100.

                                  THE OFFERING

Common Stock offered by the Company.....      2,350,000 shares

Common Stock to be outstanding after the
offering................................     16,213,714 shares(1)

Use of proceeds.........................     To repay indebtedness, finance the
                                             development of additional Steak n
                                             Shake restaurants and for general
                                             corporate purposes.

Nasdaq National Market symbol...........     COPI
- -------------------------
(1) Excludes 652,803 shares subject to issuance as of July 1, 1996 pursuant to awards granted under the Company's employee and director stock plans.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    FISCAL YEAR(1)                             TWENTY-EIGHT
                                ------------------------------------------------------        WEEKS ENDED(1)
                                                                                           ---------------------
                                                                                           APRIL 12,   APRIL 10,
                                  1991        1992        1993       1994       1995         1995        1996
                                --------   ----------   --------   --------   --------     ---------   ---------

                                           (53 WEEKS)
STATEMENT OF EARNINGS DATA:
Revenues....................... $117,119    $127,444    $134,156   $161,173   $190,133     $  96,034   $ 114,668
Earnings before income taxes...    5,439       7,022       8,411     11,324     16,126         6,536       9,040
Net earnings...................    3,264       4,172       5,191      7,174     10,026         4,036       5,580
Net earnings per common and
  common equivalent share:
    Primary.................... $    .46    $    .55    $    .62   $    .80   $    .86(2)  $     .42   $     .40(2)
    Fully diluted..............      .34         .40         .45        .58        .74           .32         .40
Weighted average shares
  outstanding (000's):
    Primary....................    7,142       7,527       8,421      8,938     11,650(2)      9,710      14,057(2)
    Fully diluted..............   11,374      12,488      13,225     13,666     13,940        13,859      14,094
STEAK N SHAKE RESTAURANT
  OPERATING DATA:
Percentage change in Company-
  operated same store
  sales(3).....................      3.8%       11.5%        5.9%       8.9%       5.7%          8.2%       (1.3)%(4)
Average unit net sales for
  Company-operated units(5).... $    893    $  1,008    $  1,078   $  1,195   $  1,279     $     668   $     680
Percentage change in average
  unit net sales...............      5.8%       12.9%        6.9%      10.9%       7.0%          9.5%        1.8%
Systemwide sales............... $126,459    $141,088    $150,672   $185,776   $226,261     $ 102,707   $ 131,967
Number of restaurants open at
  end of period:
    Company-operated...........      104         104         108        118        137           127         149
    Franchised.................       15          16          19         23         34            29          43
                                --------    --------    --------   --------   --------      --------    --------
Total..........................      119         120         127        141        171           156         192
                                ========    ========    ========   ========   ========      ========    ========

                                                                                              APRIL 10, 1996
                                                                                                          AS
STATEMENT OF FINANCIAL POSITION DATA:                                                       ACTUAL     ADJUSTED(6)
                                                                                           ---------   ---------
Total assets..........................................................................     $ 118,300   $ 145,903
Total debt, including current portion.................................................        43,819      33,819
Shareholders' equity..................................................................        49,352      86,955

- -------------------------
(1) For accounting purposes, the Company has adopted a 52/53 week fiscal year ending on the last Wednesday in September. The second quarter consists of 16 weeks with the first, third and fourth quarters each consisting of 12 weeks (13 weeks in the fourth quarter of a 53-week fiscal year).

(2) Primary earnings per share are not comparable to the respective prior periods because of the increase in the number of shares outstanding arising from the conversion of the Company's 10% Subordinated Convertible Debentures (the "Debentures") into Common Stock effective April 3, 1995.

(3) The term "same store sales" refers to the sales of only those units open for at least six months prior to the beginning of the periods being compared.

(4) Same store sales increased 0.9% after excluding existing units in close proximity (generally three miles) to new units opened during the periods.

(5) Average unit net sales are for units that have been open during the entire fiscal period.

(6) Reflects the sale of the 2,350,000 shares of Common Stock offered hereby at an assumed public offering price of $17.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

EXPANSION STRATEGY

     The Company's five-year plan for fiscal 1997 through fiscal 2001 calls for an annual increase of at least 20% in the number of Company-operated Steak n Shake units. In addition to the 240 Company-operated units contemplated by the plan, the Company intends to expand its franchise system through the opening of 162 franchised units during the five-year period. The plan, if successful, would result in approximately 600 systemwide Steak n Shake restaurants by the end of fiscal 2001, of which approximately 400 would be Company-operated. The Company's strategy is to develop Company-operated units primarily in existing market areas and in markets contiguous thereto, and to pursue expansion into other market areas through franchise relationships.

     The ability of the Company to meet its expansion goals will be dependent upon a number of factors, many of which are beyond the control of the Company, including but not limited to: the selection and availability of attractive sites for new restaurants; the negotiation of acceptable purchase or lease terms for restaurant sites; the availability of adequate financing both to the Company and to its franchisees; the Company's ability to attract qualified franchisees and the ability of franchisees to perform their obligations to the Company; the ability of the Company to hire, train and retain competent managers and other personnel; the ability of the Company to obtain necessary governmental permits and approvals; and suitable economic and business conditions in the markets in which restaurants are to be located.

     There can be no assurance that the new restaurants will continue to generate sales or profit margins consistent with those of existing Company-operated restaurants, or that the Company will not encounter unanticipated problems or liabilities in connection with the new restaurants. There can be no assurance that the Company will be successful in opening the anticipated number of restaurants as scheduled. The opening of new restaurants has adversely affected sales for a period thereafter at existing Company-operated restaurants in close proximity to those new restaurants. Due to its market intensification strategy, the Company expects that other existing Company-operated restaurants in close proximity to new restaurants will be affected similarly in the future.

     Management believes that the Company's existing borrowing capacity, the proceeds of this offering and anticipated cash flow from operations will be adequate to meet the working capital needs of the Company and provide the funds needed for the expansion plan through fiscal 1997. The Company's ability to meet the objectives of its expansion plan beyond fiscal 1997 also will be dependent upon its ability to obtain additional capital through borrowings, the issuance of equity and/or debt securities or sale and leaseback transactions. The Company has no commitments with respect to any such additional financing. Although the Company believes that its inability to meet the objectives of its expansion plan because of the unavailability of additional financing would not in and of itself materially adversely affect the profitability of its existing operations, there can be no assurance that such financing will be available or, if available, will be on terms which will be acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Expansion Strategy."

GEOGRAPHIC CONCENTRATION

     For the 28 weeks ended April 10, 1996, approximately 25%, 23% and 15% of the Company's net sales were derived from the St. Louis, Missouri, Indianapolis, Indiana and central Florida markets, respectively. As a result, the Company's results of operations may be materially affected by weather, economic or business conditions within these markets. Also, given the Company's present geographic concentration, adverse publicity relating to Steak n Shake restaurants could have a more pronounced adverse effect on the Company's overall sales than might be the case if the Company's restaurants were more broadly dispersed.

     Due to the Company's geographic concentration, the Company has limited experience in penetrating new markets, and there can be no assurance that the restaurants located in new markets will perform in a manner consistent with the restaurants in the Company's core markets.

THE RESTAURANT INDUSTRY

     Historically, the restaurant industry has been affected by changes in consumer tastes and by national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographic factors and the type, number and location of competing restaurants. Although management believes that the Company has successfully responded to changes in the restaurant industry, in the future factors such as inflation, increased food, labor and employee benefit costs and the lack of availability of experienced management personnel and hourly employees could adversely affect the restaurant industry in general and the Company's restaurants in particular.

COMPETITION

     The restaurant business is one of the most intensely competitive industries in the United States, with price, menu offerings, location and service all being significant competitive factors. The Company's competitors include national, regional and local chains as well as local owner-operated establishments. Although the Company believes its resources are adequate for its operations and expansion plan through fiscal 1997, there are established competitors with financial and other resources greater than those of the Company in all of the Company's current and proposed future market areas. The Company faces competition for sites on which to locate new restaurants and for personnel, as well as for customers.

RISKS ASSOCIATED WITH FRANCHISING

     The development of the 162 franchised Steak n Shake restaurants included in the current five-year expansion plan will be dependent upon the Company entering into agreements for the construction of the additional franchised restaurants and upon the ability of existing franchisees to meet their commitments for the opening of new restaurants in their respective development areas. The Company's existing development agreements require franchisees to construct 42 additional restaurants over the next five years. There can be no assurance that the franchisees will strictly adhere to these development commitments. Although the Company has existing franchise relationships (one of which is with a corporation controlled by E. W. Kelley, Chairman of the Company, and in which five other directors of the Company have an indirect financial interest), the Company competes for qualified franchisees with a wide variety of investment opportunities, and there can be no assurance that the Company will be able to attract qualified franchisees to meet its overall expansion goals. The success of the Company's franchisees ultimately will be dependent upon matters over which the Company has limited direct control including the management skills and financial resources of the franchisees. The factors that could affect the Company's expansion strategy also could affect the ability of franchisees to meet their commitments to the Company. See "-- Expansion Strategy" and "Business
- -- Franchising."

GOVERNMENT REGULATION

     The Company's business is subject to extensive state and local government regulation, including regulations relating to building, public health, safety and fire codes. The failure to obtain or retain required licenses could adversely affect the operations of the Company's restaurants. Delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area. The Company's business is also subject to other government actions that are beyond the Company's control, including worker's compensation insurance rates, unemployment and other taxes. At the federal level, there are proposals under consideration to increase the minimum hourly wage requirements. These and other initiatives could adversely affect the restaurant industry in general and the Company's results of operations in particular. The Company's franchising activities are subject to federal and state regulations governing the content of franchise offering materials and to certain state registration requirements. Compliance with these requirements could delay or prevent the marketing of franchises.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon the continued availability of the services of Alan B. Gilman, its President and Chief Executive Officer, and its other executive officers who collectively have been with the Company an average of approximately ten years. The loss of the services of Mr. Gilman or other key personnel could have a material adverse effect on the Company's business. See "Management."

CONTROL BY E. W. KELLEY AND AFFILIATES

     As of May 31, 1996, E. W. Kelley, Chairman of the Company, was the beneficial owner of 2,451,339 shares, or 17.7% of the outstanding Common Stock, and will be the beneficial owner of 15.1% of the outstanding Common Stock following this offering. Included in the shares beneficially owned are 1,294,542 shares owned by Kelley & Partners, Ltd., a limited partnership of which Mr. Kelley and S. Sue Aramian, the Vice Chairwoman and a director of the Company, are managing general partners, two other directors are general partners and two other directors are limited partners. The significant investment and management positions of Mr. Kelley and his affiliates may allow them to continue to exercise effective control over the affairs of the Company following the completion of this offering. See "Management" and "Principal Shareholders."

     Mr. Kelley and certain of his affiliates have engaged in various transactions with the Company in the past and may do so in the future. Although the Company believes that all such transactions have been on terms no less favorable to it than would have been available in the absence of these relationships, potential conflicts of interest exist with respect thereto. See "Business -- Franchising."

STOCK PRICE VOLATILITY

     Quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters, changes in earnings estimates or recommendations by research analysts, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market and restaurant industry shares in particular have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include, but may not be limited to, the discussions of the Company's expansion strategy, expectations concerning its future profitability, capital sources and needs, marketing plans, franchising program and unit economics. Investors in the Common Stock are cautioned that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. The uncertainties in this regard include, but are not limited to, those identified above. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "COPI." The following table sets forth the range of high and low closing prices (rounded to the nearest eighth) for the Common Stock as reported by the Nasdaq National Market for each of the quarters indicated.

                                                                     HIGH               LOW
                                                                --------------     --------------
               FISCAL 1994
               First Quarter.................................   $ 8   5/8          $ 6   3/8
               Second Quarter................................     8   1/2            7   1/8
               Third Quarter.................................     9   1/4            7
               Fourth Quarter................................     9   1/2            7   3/4
               FISCAL 1995
               First Quarter.................................     9   1/8            7   7/8
               Second Quarter................................    11   3/8            8   1/8
               Third Quarter.................................    13   7/8           10   7/8
               Fourth Quarter................................    13   7/8           11   7/8
               FISCAL 1996
               First Quarter.................................    15   1/4           13
               Second Quarter................................    17   1/8           12   5/8
               Third Quarter (through June 26, 1996).........    17   3/4           15   1/2

     On June 26, 1996, the closing sale price of the Common Stock as reported by the Nasdaq National Market was $17.00 per share. As of June 26, 1996, there were approximately 4,000 beneficial owners of the Common Stock.

                                DIVIDEND POLICY

     The Company has distributed annual 10% stock dividends for each of the last five years. It is the current policy of the Board of Directors to continue the issuance of annual stock dividends. Except for the payment in 1990 of a special dividend which included $4.25 in cash and $3.00 in principal amount of the Debentures as part of a recapitalization plan, the Company has not paid cash dividends during the past five years and currently intends to use the cash provided by operations to finance its expansion program.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby at an assumed public offering price of $17.00 per share are estimated to be $37,602,500 ($43,295,375 if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company intends to use the net proceeds as follows: (i) to repay all of the debt outstanding under the Company's Revolving Credit Agreement ($11,000,000 at July 1, 1996) which has been used to finance the development of new restaurants and for the renovation of existing restaurants, (ii) to fund the Steak n Shake expansion plan and (iii) for general corporate purposes. The Company's Revolving Credit Agreement matures in December 1997 and bears interest at a rate based on LIBOR plus 0.875% or the prime rate, at the election of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending the application of the proceeds as described above, the Company plans to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth the short-term obligations and capitalization of the Company at April 10, 1996, and, as adjusted, reflects the sale of the 2,350,000 shares of Common Stock being offered hereby at an assumed public offering price of $17.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                               APRIL 10, 1996
                                                                           ----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                           -------    -----------
                                                                               (IN THOUSANDS)
Current portion of long-term debt and capital lease obligations.........   $ 6,245     $   6,245
                                                                           ========     ========
Obligations under capital leases, net of current portion................   $ 7,574     $   7,574
Revolving line of credit................................................    10,000            --
Senior note, net of current portion.....................................    20,000        20,000
                                                                           --------     --------
                                                                            37,574        27,574
                                                                           --------     --------
Shareholders' equity:(1)
  Common Stock -- $.50 stated value, 25,000,000 shares authorized,
     13,879,680 shares issued (16,229,680 shares, as adjusted)(2).......     6,940         8,115
  Additional paid-in capital............................................    50,085        86,513
  Retained earnings (deficit)...........................................    (6,167)       (6,167)
  Treasury stock (66,747 shares)........................................    (1,506)       (1,506)
                                                                           --------     --------
     Total shareholders' equity.........................................    49,352        86,955
                                                                           --------     --------
     Total capitalization...............................................   $86,926     $ 114,529
                                                                           ========     ========

- -------------------------
(1) The payment of stock dividends reduces retained earnings by an amount equal to the fair market value of the shares issued and increases Common Stock and additional paid-in capital by a like amount. See "Dividend Policy."

(2) Excludes 627,147 shares subject to issuance as of April 10, 1996 pursuant to awards granted under the Company's employee and director stock plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial data presented in the following table summarize certain consolidated financial information of the Company and, with the exception of the selected data as of and for the 28-week periods ended April 12, 1995 and April 10, 1996, are derived from Consolidated Financial Statements which have been audited by Ernst & Young LLP, independent auditors. The selected data for the 28-week periods ended April 12, 1995 and April 10, 1996 are derived from unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the results of operations for such periods. The information for the 28-week periods is not necessarily indicative of operating results to be expected for the entire fiscal year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                                                                                  TWENTY-EIGHT
                                                                                                 WEEKS ENDED(1)
                                                       FISCAL YEAR(1)                        -----------------------
                                    ----------------------------------------------------     APRIL 12,     APRIL 10,
                                      1991       1992       1993       1994       1995         1995          1996
                                    --------   --------   --------   --------   --------     ---------     ---------
STATEMENT OF EARNINGS DATA:
Revenues
  Net sales.......................  $115,436   $126,024   $132,509   $158,636   $186,740      $94,342      $ 112,025
  Franchise fees..................       524        633        784      1,139      1,880          929          1,383
  Other, net......................     1,159        787        863      1,398      1,513          763          1,260
                                    --------   --------   --------   --------   --------      -------       --------
                                     117,119    127,444    134,156    161,173    190,133       96,034        114,668
                                    --------   --------   --------   --------   --------      -------       --------
Costs and expenses
  Cost of sales...................    31,842     32,519     34,507     41,702     49,073       25,074         29,761
  Restaurant operating costs......    55,266     60,102     61,994     73,478     85,572       44,003         51,049
  Selling, general and
    administrative................    11,094     13,513     14,345     17,918     21,043       10,623         13,352
  Depreciation and amortization...     5,064      5,396      5,684      5,916      7,021        3,513          4,378
  Amortization of pre-opening
    costs.........................        --         --        397      1,555      1,965          975          1,613
  Rent............................     2,937      3,294      3,718      4,641      6,049        3,032          3,835
  Interest........................     5,477      5,598      5,100      4,639      3,284        2,278          1,640
                                    --------   --------   --------   --------   --------      -------       --------
                                     111,680    120,422    125,745    149,849    174,007       89,498        105,628
                                    --------   --------   --------   --------   --------      -------       --------
Earnings before income taxes......     5,439      7,022      8,411     11,324     16,126        6,536          9,040
Income taxes......................     2,175      2,850      3,220      4,150      6,100        2,500          3,460
                                    --------   --------   --------   --------   --------      -------       --------
Net earnings......................  $  3,264   $  4,172   $  5,191   $  7,174   $ 10,026      $ 4,036      $   5,580
                                    ========   ========   ========   ========   ========      =======       ========
Net earnings per common and common
  equivalent share:
  Primary.........................  $    .46   $    .55   $    .62   $    .80   $    .86(2)   $   .42      $     .40(2)
  Fully diluted...................       .34        .40        .45        .58        .74          .32            .40
Weighted average shares
  outstanding:
  Primary.........................     7,142      7,527      8,421      8,938     11,650(2)     9,710         14,057(2)
  Fully diluted...................    11,374     12,488     13,225     13,666     13,940       13,859         14,094

                                                                             FISCAL YEAR END
                                                           ---------------------------------------------------
                                                            1991       1992       1993       1994       1995
                                                           -------    -------    -------    -------    -------
STATEMENT OF FINANCIAL POSITION DATA:
Total assets.............................................  $66,084    $67,062    $70,643    $80,328    $99,834
Obligations under capital leases, excluding current
  portion................................................   13,880     12,742     11,178      9,886      8,263
Senior debt, excluding current portion...................   22,500     20,500     17,750     14,250     20,000
Subordinated debt, excluding current portion.............   14,869     12,496     12,076     11,988         --
Shareholders' equity (deficit)...........................   (2,816)     1,779     11,107     19,715     42,615

- -------------------------
(1) For accounting purposes, the Company has adopted a 52/53 week fiscal year ending on the last Wednesday in September. The second quarter consists of 16 weeks with the first, third and fourth quarters each consisting of 12 weeks (13 weeks in the fourth quarter of a 53-week fiscal year).

(2) Primary earnings per share are not comparable to the respective prior periods because of the increase in the number of shares outstanding arising from the conversion of the Debentures into Common Stock effective April 3, 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     In November 1990, the Board of Directors of the Company adopted a recapitalization plan pursuant to which it declared a special dividend distribution of $4.25 in cash and $3.00 in principal amount of the Debentures for each share of Common Stock outstanding. The plan was intended to provide to shareholders a significant portion of the value of their Common Stock in cash and interest-bearing debentures, while allowing them to retain their ownership interests in the Company. In order to finance the plan and consolidate debt, the Company borrowed $23,800,000 of senior debt, $6,400,000 of which was used to repay existing debt. Approximately $11,600,000 of the Debentures were converted from debt to equity in fiscal 1995.

     The recapitalization plan imposed significant limitations on the availability of funds for expansion of the Steak n Shake business, and in fiscal 1990, the Company intended to open only four units per year over the next five years. By fiscal 1992, improved earnings and cash flow allowed the Company to adopt a more aggressive expansion plan under which 39 Company-operated units were to be constructed over the five-year period fiscal 1993 through fiscal 1997. However, by the end of fiscal 1995, the Company had exceeded this goal by opening 40 Company-operated restaurants in three fiscal years.

     The goals of the expansion program have been gradually increased in each year subsequent to fiscal 1992. The Company's five-year plan for fiscal 1997 through fiscal 2001 calls for an annual increase of at least 20% in the number of Company-operated Steak n Shake units. In addition to the 240 Company-operated units contemplated by the plan, the Company intends to expand its franchise system through the opening of 162 franchised units during the five-year period. The plan, if successful, would result in approximately 600 systemwide Steak n Shake restaurants by the end of fiscal 2001, of which approximately 400 would be Company-operated.

RESULTS OF OPERATIONS

     In the following discussion, the term "same store sales" refers to the sales of only those units open at least six months prior to the beginning of the periods being compared. The opening of new restaurants has adversely affected sales for a period thereafter at existing Company-operated restaurants in close proximity to those new restaurants. Due to its market intensification strategy, the Company expects that other existing Company-operated restaurants in close proximity to new restaurants will be affected similarly in the future.

     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of items included in the Company's consolidated statements of earnings and certain Steak n Shake operating data for the periods indicated:


                                                                                    TWENTY-EIGHT
                                                                                     WEEKS ENDED
                                                    FISCAL YEAR                 ---------------------
                                         ----------------------------------     APRIL 12,   APRIL 10,
                                           1993         1994         1995         1995         1996
                                         --------     --------     --------     --------     --------
Revenues
  Net sales............................      98.8%        98.4%        98.2%        98.2%        97.7%
  Franchise fees.......................       0.6          0.7          1.0          1.0          1.2
  Other, net...........................       0.6          0.9          0.8          0.8          1.1
                                         ---------    ---------    ---------    ---------    ---------
                                            100.0        100.0        100.0        100.0        100.0
                                         ---------    ---------    ---------    ---------    ---------
Costs and expenses
  Cost of sales(1).....................      26.0         26.3         26.3         26.6         26.6
  Restaurant operating costs(1)........      46.8         46.3         45.8         46.6         45.6
  Selling, general and
     administrative....................      10.7         11.1         11.1         11.1         11.7
  Depreciation and amortization........       4.2          3.7          3.7          3.7          3.8
  Amortization of pre-opening costs....       0.3          1.0          1.0          1.0          1.4
  Rent.................................       2.8          2.9          3.2          3.2          3.3
  Interest.............................       3.8          2.8          1.7          2.3          1.4
Earnings before income taxes...........       6.3          7.0          8.5          6.8          7.9
Income taxes...........................       2.4          2.6          3.2          2.6          3.0
                                         ---------    ---------    ---------    ---------    ---------
Net earnings...........................       3.9%         4.4%         5.3%         4.2%         4.9%
                                         =========    =========    =========    =========    =========
Steak n Shake Restaurant Operating
  Data:
  Percentage change in Company-operated
     same store sales..................       5.9%         8.9%         5.7%         8.2%        (1.3%)(2)
  Average unit net sales for Company-
     operated units ($000's)(3)........  $  1,078     $  1,195     $  1,279     $    668     $    680
  Percentage change in average unit net
     sales.............................       6.9%        10.9%         7.0%         9.5%         1.8%
  Systemwide sales ($000's)............  $150,672     $185,776     $226,261     $102,707     $131,967
  Number of restaurants open at end of
     period:
     Company-operated..................       108          118          137          127          149
     Franchised........................        19           23           34           29           43
                                         ---------    ---------    ---------    ---------    ---------
  Total................................       127          141          171          156          192
                                         =========    =========    =========    =========    =========

- -------------------------
(1) Cost of sales and restaurant operating costs are expressed as a percentage of net sales.

(2) Same store sales increased 0.9% after excluding existing units in close proximity (generally three miles) to new units opened during the periods.

(3) Average unit net sales are for units that have been open during the entire fiscal period.

COMPARISON OF TWENTY-EIGHT WEEKS ENDED APRIL 10, 1996 TO TWENTY-EIGHT WEEKS ENDED APRIL 12, 1995

     Revenues. Revenues increased $18,634,000 to $114,668,000, or 19.4%, due primarily to an increase in Steak n Shake's net sales of $17,928,000. The increase in net sales of Steak n Shake was due to the opening of 41 new units since the beginning of the third quarter of fiscal 1994 partially offset by a decrease in same store sales of 1.3% and the closure of six low-volume units. The decrease in same store sales was attributable to a decrease of 4.1% in customer counts partially offset by a 2.9% increase in check average. Steak n Shake instituted price increases of 1.7% and 1.4% in February 1995 and January 1996, respectively. Steak n Shake's same store sales increased 0.9% after excluding existing units in close proximity (generally three miles) to the new units opened during the periods. Management believes that the soft retail environment and inclement weather late in the quarter ended December 20, 1995 had a negative impact on Steak n Shake's sales.

     Franchise fees, which includes both initial franchise fees and royalties on franchisee sales, increased $454,000 to $1,383,000 due primarily to the opening of 20 Steak n Shake franchised units since the beginning of fiscal 1995.

     Other revenues increased $496,000 due to the increase in the number of properties leased to franchisees by the Company's franchise financing subsidiary. See "Business -- Franchising."

     Costs and Expenses. Cost of sales increased $4,687,000, or 18.7%, as a result of net sales increases. As a percentage of net sales, cost of sales remained unchanged at 26.6%.

     Restaurant operating costs increased $7,046,000, or 16.0%, due to higher sales volume. Restaurant operating costs, as a percentage of net sales, decreased to 45.6% from 46.6%, primarily as a result of the increase in Steak n Shake sales and improved labor utilization.

     Selling, general and administrative expenses increased $2,730,000, or 25.7%. As a percentage of revenues, selling, general and administrative expenses increased to 11.7% from 11.1%. Marketing expense, as a percentage of revenues, increased to 3.1% from 2.7% and accounted for $988,000 of the increase, primarily as a result of increased television advertising. Additionally, the increase in expenses was attributable to personnel related costs, which included costs for additional staffing in connection with the development of new restaurants.

     The $865,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1995.

     The $637,000 increase in the amortization of pre-opening costs was attributable to the increase in the number of new Company-operated units opened.

     Rent expense increased $803,000, or 26.5%, as a result of sale and leaseback transactions since the beginning of fiscal 1995 involving eight Company-operated properties and a net increase in the number of other leased properties.

     Interest expense decreased $638,000 as a result of the conversion of the Debentures into Common Stock on April 3, 1995 and the Company's adoption of the Statement of Financial Accounting Standards No. 34, "Capitalization of Interest", during fiscal 1995, partially offset by interest on borrowings under the Company's revolving line of credit and senior note agreements.

     Income Taxes. The Company's effective income tax rate increased slightly to 38.3% from 38.2% for the 28 weeks ended April 12, 1995 and from 37.8% for fiscal 1995. The increase from the prior period and from fiscal 1995 resulted from a decrease in federal tax credits as a percentage of earnings before income taxes. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

     Net Earnings. Net earnings increased $1,544,000 to $5,580,000, or 38.2%, primarily as a result of the increase in Steak n Shake's operating earnings. Fully diluted earnings per share increased from $.32 to $.40. The decrease in primary earnings per share resulted from an increase in the number of shares outstanding arising from the conversion of the Debentures into Common Stock on April 3, 1995.

COMPARISON OF YEAR ENDED SEPTEMBER 27, 1995 TO YEAR ENDED SEPTEMBER 28, 1994

     Revenues. Revenues increased $28,959,000 to $190,133,000, or 18.0%, due primarily to an increase in Steak n Shake net sales of $27,253,000. The increase in net sales of Steak n Shake was due to an increase of 5.7% in same store sales and the opening of 37 new Company-operated restaurants since the beginning of the third quarter of fiscal 1993 partially offset by the closure of three low-volume restaurants during the same period. The same store sales increase was attributable to increases of 2.5% in check average and 3.0% in customer counts. Steak n Shake instituted a 1.2% price increase in January 1994 and a 1.7% price increase in February 1995.

     Franchise fees increased $741,000 to $1,880,000, due to the opening of 15 Steak n Shake franchised restaurants since the beginning of fiscal 1994.

     Costs and Expenses. Cost of sales increased $7,370,000, or 17.7%, as a result of net sales increases. As a percentage of net sales, cost of sales remained unchanged at 26.3%.

     Restaurant operating costs increased $12,094,000, or 16.5%, primarily due to higher labor costs and other operating costs resulting from the increased sales volume. Restaurant operating costs, as a percentage of net sales, decreased to 45.8% from 46.3% as a result of the economies of scale realized with increased Steak n Shake sales.

     Selling, general and administrative expenses increased $3,125,000, or 17.4%. As a percentage of revenues, selling, general and administrative expenses remained unchanged at 11.1%. Marketing expense, as a percentage of revenues, increased to 2.8% from 2.6% and accounted for $1,135,000 of the increase, primarily as a result of increased television advertising. The remaining $1,990,000 increase was attributable to personnel related costs, which included costs related to additional staffing in connection with the development of new restaurants.

     The $1,105,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1994.

     The $410,000 increase in the amortization of pre-opening costs was attributable to the increase in the number of new Company-operated restaurants opened.

     Rent expense increased $1,408,000, or 30.3%, as a result of sale and leaseback transactions since the beginning of fiscal 1994 involving 12 Company-operated properties and a net increase in the number of other leased properties.

     Interest expense decreased $1,356,000 as a result of the conversion of the Debentures on April 3,1995, the Company's adoption of the Statement of Financial Accounting Standards No. 34, "Capitalization of Interest" in fiscal 1995 and reductions in capital lease obligations.

     Income Taxes. The increase in the Company's effective income tax rate to 37.8% from 36.7% resulted from a decrease in federal tax credits. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

     Net Earnings. Net earnings increased $2,852,000 to $10,026,000, or 39.8%, primarily as a result of the increase in Steak n Shake's operating earnings and the decrease in interest expense. Fully diluted earnings per share increased from $.58 to $.74.

COMPARISON OF YEAR ENDED SEPTEMBER 28, 1994 TO YEAR ENDED SEPTEMBER 29, 1993

     Revenues. Revenues increased $27,017,000 to $161,173,000, or 20.1%, due primarily to an increase in Steak n Shake net sales of $25,294,000. The increase in net sales of Steak n Shake was due to an increase of 8.9% in same store sales and the opening of 21 new restaurants since the beginning of the third quarter of fiscal 1992. The same store sales increase was attributable to increases of 4.7% in check average and 3.8% in customer counts. Steak n Shake instituted a 1.3% price increase in March 1993 and a 1.2% price increase in January 1994.

     Franchise fees increased $355,000 to $1,139,000 due to the opening of seven Steak n Shake franchised restaurants since the beginning of fiscal 1993.

     The $535,000 increase in other revenues, net was primarily due to income from property transactions during fiscal 1994 and a loss in connection with the disposal of one of the specialty restaurants during fiscal 1993. See "Business
- -- Consolidated Specialty Restaurants, Inc."

     Costs and Expenses. Cost of sales increased $7,195,000, or 20.9%, as a result of net sales increases. As a percentage of net sales, cost of sales increased slightly to 26.3% from 26.0%.

     Restaurant operating costs increased $11,484,000, or 18.5%, primarily due to higher labor costs and other operating costs resulting from increased sales volumes. Restaurant operating costs, as a percentage of net sales, decreased to 46.3% from 46.8% as a result of the economies of scale realized with increased Steak n Shake sales.

     Selling, general and administrative expenses increased $3,573,000, or 24.9%. As a percentage of revenues, selling, general and administrative expenses increased to 11.1% from 10.7%. Marketing expense, as a percentage of revenues, remained unchanged at 2.7% and accounted for $708,000 of the increase. The increase as a percentage of revenues was attributable to personnel related costs, which included costs related to additional staffing in connection with the development of new restaurants.

     The $233,000 increase in depreciation and amortization expense was attributable to the net depreciable capital additions since the beginning of fiscal 1993.

     The $1,158,000 increase in the amortization of pre-opening costs was attributable to the increase in the number of new Company-operated restaurants opened.

     Rent expense increased $922,000, or 24.8%, as a result of sale and leaseback transactions since the beginning of fiscal 1993 involving seven Steak n Shake restaurants and a net increase in the number of other leased properties.

     Interest expense decreased $461,000 as a result of the reduction in debt outstanding and a decrease in capital lease obligations.

     Income Taxes. The decrease in the Company's effective income tax rate to 36.7% from 38.3% resulted from an increase in federal tax credits. A valuation allowance against gross deferred tax assets has not been provided based upon the expectation of future taxable income.

     Net Earnings. Net earnings increased $1,983,000 to $7,174,000, or 38.2%, primarily as a result of the increase in Steak n Shake's operating earnings and the decrease in interest expense. Fully diluted earnings per share increased from $.45 to $.58.

EFFECTS OF GOVERNMENTAL REGULATIONS AND INFLATION

     Since most of the Company's employees are paid hourly rates related to federal and state minimum wage laws, increases in the legal minimum wage directly increase the Company's operating costs. Inflation in food, labor and other operating costs directly affects the Company's operations.

QUARTERLY FINANCIAL DATA

     The following table presents unaudited quarterly financial data for the ten fiscal quarters beginning September 30, 1993 and ending April 10, 1996. The second quarter of each fiscal year includes 16 weeks and all other quarters include 12 weeks. The second quarter, which falls during the winter months, usually reflects lower average weekly unit volumes, and sales can be adversely affected by severe winter weather.

                              QUARTER 1                     QUARTER 2                QUARTER 3           QUARTER 4
                     ---------------------------   ---------------------------   -----------------   -----------------
                      1994      1995      1996      1994      1995      1996      1994      1995      1994      1995
                     -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues...........  $34,306   $40,333   $48,111   $46,307   $55,701   $66,556   $39,505   $46,124   $41,056   $47,974
Earnings before
  income taxes.....    2,573     3,354     4,424     2,288     3,182     4,616     3,280     4,608     3,183     4,982
Net earnings.......    1,593     2,079     2,754     1,418     1,957     2,826     2,030     2,848     2,133     3,142
Net earnings per
  common and common
  equivalent share:
  Primary..........      .18       .22       .20(1)    .16       .20       .20(1)    .23       .21(1)    .24       .23(1)
  Fully diluted....      .13       .16       .20       .12       .15       .20       .16       .21       .17       .23

- -------------------------
(1) Primary earnings per share are not comparable to the respective prior periods because of the increase in the number of shares outstanding arising from the conversion of the Debentures into Common Stock on April 3, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company primarily needs capital for the development of new Steak n Shake restaurants. During fiscal 1994 and 1995, the Company opened 11 and 21 new Steak n Shake units, respectively, and incurred capital expenditures of $20,567,000 and $42,899,000, respectively. During the 28 weeks ended April 10, 1996, 15 additional Company-operated units were opened, and capital expenditures totaled $26,166,000 as compared to $21,064,000 for the comparable period in the prior fiscal year. The primary sources of funds for the Company's expansion program have been cash flow from operations, borrowings and capital generated by sale and leaseback transactions.

     The Company has borrowings of $10,000,000 available under its $25,000,000 Senior Note Agreement and Private Shelf Facility (the "Senior Note Agreement") over the period ending September 27, 1998, at interest rates based upon market rates at the time of borrowing. As of July 1, 1996, outstanding borrowings under the Senior Note Agreement had an average interest rate of 7.6%. The Company's $30,000,000 Revolving Credit Agreement matures in December 1997 and bears interest at a rate based on LIBOR plus 0.875% or the prime rate, at the election of the Company. The amount outstanding under the Revolving Credit Agreement was $11,000,000 as of July 1, 1996. The Company expects to be able to secure a new revolving credit facility upon expiration of the current agreement. The Company's debt agreements contain restrictions which, among other things, require the Company to maintain certain financial ratios. See the Note to the Consolidated Financial Statements captioned "Debt."

     The Company's current expansion plan calls for 240 new Company-operated restaurants to be opened during the five-year period from fiscal 1997 to fiscal 2001. The average cost of a new restaurant including land, site improvements, building and equipment for fiscal 1996 is expected to be approximately $1,425,000. Management believes that the Company's existing borrowing capacity, the proceeds of this offering and anticipated cash flow from operations will be adequate to meet the working capital needs of the Company and provide the funds needed for the expansion plan through fiscal 1997. Thereafter, the Company's ability to meet the objectives of its expansion plan will be dependent, in part, upon its ability to generate additional capital through borrowings, the issuance of equity and/or debt securities or sale and leaseback transactions. The Company has no commitments with respect to any such additional financing, and there can be no assurance that such financing will be available or, if available, will be on terms acceptable to the Company.

                                    BUSINESS

     The Company is engaged primarily in the ownership, operation and franchising of Steak n Shake restaurants through its wholly-owned subsidiary, Steak n Shake, Inc. Founded in 1934 in Normal, Illinois, Steak n Shake is one of the oldest restaurant chains in the country. Steak n Shake has 156 Company-operated restaurants and 45 franchised restaurants, located in 12 midwestern and southeastern states. Steak n Shake restaurants are generally open 24 hours a day, seven days a week, and in addition to the core menu offer a breakfast menu from 2:00 a.m. until 11:00 a.m. During fiscal 1995, lunch and dinner sales accounted for approximately 38% and 44% of sales, respectively, while breakfast and late night sales accounted for 6% and 12% of sales, respectively.

THE STEAK N SHAKE CONCEPT

     Management's key concept strategies are to:

     Capitalize on distinct market niche. Steak n Shake occupies a distinct niche in the restaurant industry. The restaurants offer full service dining with counter and dining room seating as well as drive-thru and carry-out service. Counter and dining room sales represent approximately two-thirds of the sales mix while sales for off-premises dining represent approximately one-third of the sales mix. Unlike most quick-service restaurants, all food is freshly prepared, made-to-order in view of the customer and is served promptly on china with flatware and glassware by friendly wait staff. Steak n Shake's prices are considerably less than most casual dining concepts with an average check of $4.90 per person in fiscal 1995, although the average check during the peak lunch and dinner hours was $5.50 and $5.80, respectively. The Company believes that Steak n Shake offers a much more compelling value and higher quality level of core menu items than competitive quick-service and casual dining chains.

     Focus on core menu items while offering variety. For over 60 years, Steak n Shake's menu has featured core items which include steakburgers, thin and crispy french fries and hand-dipped milk shakes. The Company believes that its focus on certain menu items has allowed it to serve consistent, high quality food which, in turn, has built brand loyalty with its customers. Menu items are prepared in accordance with the Company's strict specifications using high quality ingredients such as 100% pure U.S. beef, including cuts of T-bone, strip and sirloin steaks, used in its steakburgers. Over the years, Steak n Shake has responded to changing customer tastes with greater menu variety without losing its focus or customer appeal, by making carefully planned menu additions such as a grilled chicken breast sandwich, beef and chicken taco salads and various homestyle soups and salads.

     Emphasize customer satisfaction. Steak n Shake's reputation and long-standing customer loyalty have been earned over many years by the consistent quality of the dining experience. The success of Steak n Shake depends on its employees' commitment to consistently exceed the customer's expectations. All restaurant employees participate in a formal training program that focuses on enhancing customer satisfaction and includes classroom and on-the-job instruction. Restaurant managers are required to complete a comprehensive eight-week training program on restaurant operating procedures, employee relations and customer service. In order to ensure consistent execution of the Company's standards for service, self-stamped comment cards are placed in every restaurant, and management performs periodic on-site visits and formal inspections.

RESTAURANT DESIGN

     Steak n Shake restaurants have a distinctive exterior appearance and interior decor. The exterior design of a Steak n Shake restaurant has the unique character of a branded logo embracing building shape, awning detail, building graphics and pylon signing. The interior decor is reminiscent of the nostalgic diner era using chrome, glass, neon and tile in a contemporary manner. Food preparation takes place in view of the customer, as reflected by Steak n Shake's slogan "In Sight It Must Be Right(R)". The kitchen area is designed to allow for efficiency of work flow, thereby minimizing the amount of space required.

     All of the Steak n Shake restaurants are free-standing structures except for ten units, of which seven are part of travel centers. Restaurants constructed prior to 1973 are similar in architectural style but differ in size resulting in seating capacities varying from 39 to 138 customers. Restaurants built since 1973 are generally 3,800 square feet in area and seat approximately 100 customers. The travel center units are located in complexes that typically include a fuel service area and a convenience store. These units are located on interstate highways and serve both the general traveler and truck traffic. The travel center unit exteriors and interiors are the same as those of the free-standing units.

     The Company has engaged in an extensive program of remodeling older Steak n Shake units to conform them to current restaurant design specifications. Since the beginning of fiscal 1994, the Company has remodeled 34 units at an average cost of approximately $170,000 per unit. The Company has identified 25 additional units for remodeling over the next three years in order to complete the remodeling program.

UNIT ECONOMICS

     For the 52 weeks ended April 10, 1996, the 123 Company-operated Steak n Shake restaurants open throughout the period generated average restaurant revenues of approximately $1,339,000 and average restaurant cash flow before rent, depreciation and amortization of approximately $419,000 (or 31.3% of revenues). For this same period, the 15 Company-operated Steak n Shake restaurants opened during the 52 weeks ended April 12, 1995 generated average restaurant revenues of approximately $1,487,000 and average restaurant cash flow before rent, depreciation and amortization of approximately $470,000 (or 31.6% of revenues). The Company purchased the land for ten of these 15 restaurants, and the average total investment to open these ten restaurants including land, site improvements, building and equipment was approximately $1,275,000. The comparable investment for fiscal 1995 was approximately $1,350,000, and the Company expects the comparable investment for fiscal 1996 will average approximately $1,425,000.

EXPANSION STRATEGY

     In fiscal 1992, the Company embarked upon a Steak n Shake expansion program that contemplated the addition of 39 new Company-operated units by the end of fiscal 1997. By July 1, 1996, the Company had opened 62 new Company-operated restaurants, including 22 units opened since September 27, 1995, as follows:

                           NUMBER OF
     FISCAL YEAR          UNITS ADDED
- ----------------------    ------------
1993..................          8
1994..................         11
1995..................         21
1996 (through July 1).         22

     During the remainder of fiscal 1996, the Company expects to open an additional five units, all of which were under construction as of July 1, 1996. For fiscal 1997, 32 Company-operated units are expected to be opened.

     Due to the success of the new restaurants and the progress made in further developing its infrastructure and organizational quality, the Company has gradually increased the objectives of the expansion plan in each of the years subsequent to fiscal 1992. The Company's five-year plan for fiscal 1997 through fiscal 2001 calls for an annual increase of at least 20% in the number of Company-operated Steak n Shake units. In addition to the 240 Company-operated units contemplated by the plan, the Company intends to expand its franchise system through the opening of 162 franchised units during the five-year period. The plan, if successful, would result in approximately 600 systemwide Steak n Shake restaurants by the end of fiscal 2001, of which approximately 400 would be Company-operated. As a part of its continuing planning process, management reviews the relationship of the number of Company-operated to franchised restaurants and the selection of areas for development by the Company and by franchisees.

     The Company's expansion strategy is based upon a cluster strategic marketing approach in existing and contiguous markets. The execution of this market intensification strategy involves opening a sufficient number of restaurants in a media market in order to implement effectively Steak n Shake's marketing program which focuses on building brand awareness, understanding of the Steak n Shake concept and customer loyalty. The addition of Company-operated restaurants in markets where the Company's television marketing effort has been implemented allows the Company to leverage its advertising costs over more units and to benefit from management efficiencies. In existing markets, the Company's media advertising expenditures are intended to create high levels of customer recognition and immediate market acceptance for new units. The Company's new restaurants opened in existing media markets have typically experienced higher than average sales volumes. In new market areas, the Company's strategy is to construct a sufficient number of units to allow the Company to begin the effective use of media advertising within a relatively short period of time.

     The Company seeks to maximize media exposure while limiting advertising costs to a targeted percentage of the revenues generated by the restaurants in a particular media market. Examples of the implementation of this strategy are the Company's development of the Cincinnati, Ohio market and the Orlando/Daytona, Florida market. Since the beginning of fiscal 1994, the Company has added four new restaurants in Cincinnati, bringing the total number of restaurants in that market to seven. This increased number of restaurants allowed the Company to begin television advertising in Cincinnati in October 1995 at the lowest of the Company's three advertising levels. Similarly, the Company began television advertising in the Orlando/Daytona market in the summer of 1994, when it had seven restaurants in this market. Since that time, the Company has added ten new restaurants in this market and increased its level of advertising expenditures. The Company believes that each of these markets has the potential for significant additional growth. The Company is pursuing this strategy in the Dayton, Ohio market, and its near-term expansion plans also include the development of the existing Tampa, Florida market and of new markets in Jacksonville, Florida, Nashville, Tennessee, Lexington, Kentucky and the southwest suburbs of Chicago, Illinois.

     Another strategy is to link existing major Steak n Shake markets by developing Steak n Shake units along interstate highways. Since the beginning of fiscal 1995, 21 Company-operated and 11 franchised restaurants have been opened at locations along interstate highways, and four additional units are currently under construction.

     The Company's franchising program is designed to extend brand name recognition of Steak n Shake and derive additional revenues without substantial investment by the Company. Due to the recent successes of its franchising program, franchising has become an important element of the Company's expansion strategy, and the Company's expansion plan contemplates the controlled addition of franchised restaurants at an accelerated rate. See "-- Franchising."

SITE SELECTION

     Management believes that the site selection process is critical to the success of its restaurants, and senior management devotes significant time and resources in analyzing each prospective site. A variety of factors are considered in the site selection process, including local market demographics, site visibility and accessibility, highway interchanges and proximity to significant generators of potential customers such as major retailers, regional malls, shopping centers, office complexes, hotels and entertainment centers including stadiums, arenas and multi-screen theaters.

     The Company's Vice President, Real Estate and Franchising, and the real estate managers identify and research sites for review by the Company's senior management prior to submission to the Board of Directors for purchase or lease approval. Upon identification of a site, its success including the potential return on investment is assessed by utilization of financial models which evaluate the unit's projected sales and earnings. Management believes this detailed process, along with a critical approval path, ensures the management discipline and scrutiny to acquire sites that have the most potential to meet the Company's required performance criteria.

RESTAURANT LOCATIONS

     The following table lists, as of July 1, 1996, the locations of the 201 Steak n Shake restaurants, the number of units in each state and the number of units in each city if more than one:

ARKANSAS (2)
* Jonesboro
* Little Rock
FLORIDA (29)
Bradenton
Daytona Beach
Gainesville
Lakeland (2)
Lake Buena Vista
Lake Mary
Merritt Island
Ocala
Orange City
Orlando (6)
Ormond Beach
Oviedo
Palm Coast
Sanford
* Tallahassee (2)
Tampa (4)
West Melbourne
Wildwood
Winter Haven
GEORGIA (14)
* Albany
* Atlanta (9)
* Brunswick
* Tifton
* Valdosta
* Warner Robbins
ILLINOIS (37)
Alton
Belleville
Bloomington (2)
Bradley
Carbondale
Champaign
Collinsville
Danville (2)
Decatur (3)
East Peoria
Effingham
Fairview Heights
Galesburg
* Jacksonville
Joliet
* Lincoln
Marion
Mattoon
Mt. Vernon
Normal (2)
Pekin
Peoria (4)
Peru
* Quincy
* Springfield (3)
Urbana (2)
INDIANA (48)
Anderson
Bloomington (3)
Carmel (2)
* Clarksville
Columbus
Elkhart
* Evansville (2)
Ft. Wayne (2)
Goshen
Greenwood
Indianapolis (19)
Kokomo (2)
Lafayette (2)
Lebanon
Marion
Michigan City
Mishawaka
Muncie
Plainfield
Richmond
Seymour
South Bend
Terre Haute
IOWA (1)
Davenport
KANSAS (1)
Overland Park
KENTUCKY (6)
Florence
* Louisville (3)
* Owensboro
Paducah
MICHIGAN (5)
Battle Creek
Benton Harbor
Grand Rapids
Holland
Portage
MISSOURI (47)
Arnold
* Branson
* Cape Girardeau
* Columbia
* Farmington
Fenton
Festus
Independence
* Jefferson City
* Joplin
* Poplar Bluff
* Rolla
St. Louis (31)
Sullivan
* Springfield (3)
OHIO (8)
Cincinnati (5)
Dayton
Middletown
Troy
TENNESSEE (3)
* Chattanooga (2)
* Dickson

- -------------------------
* Franchised units.

     The Company leases 100 of the 156 Company-operated restaurants. The Company prefers to own its restaurant properties, and seeks to do so whenever it can negotiate favorable purchase terms. The Company will also enter into build-to-suit arrangements and sale and leaseback arrangements on a very selective basis. Steak n Shake restaurant leases typically have an initial term of 18 to 25 years and renewal terms aggregating 20 years or more and require the Company to pay real estate taxes, insurance and maintenance costs.

                     [Map Showing Location of Restaurants]

RESTAURANT OPERATIONS

     Restaurant Management. The operations of the restaurants are the responsibility of the Vice President of Operations and National General Manager, five division managers, 24 district managers and the unit-level restaurant management teams.

     Division managers are responsible for the operations of the restaurants in the division as well as supervision of the division support team, which includes district managers, training and recruiting managers, division training supervisors and maintenance and administration staff. District managers generally have responsibility for the operating performance of six to eight restaurants. The management team of a typical Steak n Shake restaurant consists of a general manager, a restaurant manager and three assistant managers. The number of assistant managers varies depending upon the volume of the unit.

     The general manager of each restaurant has primary responsibility for the day-to-day operation of the restaurant and is responsible for maintaining Company-established operating standards and procedures. The general manager is the key person in the success of a Steak n Shake restaurant. An experienced, well-trained general manager promotes compliance with the Company's high standards for food quality and customer service. Steak n Shake seeks to employ restaurant managers who are customer service oriented and who manage the restaurant from the dining room. Steak n Shake recognizes the important role of a seasoned, well-trained and properly motivated restaurant team. The Company has initiated innovative programs that involve training, hiring and career development, and a wide variety of benefits to reward and recognize adherence to Steak n Shake's high standards.

     Recruiting and hiring programs have been intensified to seek the qualified people required to support the Company's aggressive growth plans. Recruiting efforts focus on hiring talented people through a variety of sources which includes development and promotion of existing employees, as well as recruiting people externally with prior casual dining restaurant experience. Additionally, Steak n Shake has a program that recruits college students enrolled in hospitality and restaurant schools, as well as liberal arts and business majors.

     The Company believes that offering competitive compensation, including incentive bonus plans tied to performance goals for all levels of restaurant management personnel, is important to attracting and retaining competent and highly motivated managers. Awards under the incentive bonus plan are based upon attainment of defined operating performance standards. The Employee Stock Purchase Plan also provides an opportunity for employees to become shareholders on favorable terms.

     Training. Each restaurant team member participates in a formal training program that utilizes work station video presentations, training manuals, a scheduled evaluation process and recognition awards which signify proficiency in specific areas. This training process, which takes place within the restaurant, is continuously reinforced and monitored.

     Steak n Shake's goal is to continue to develop strong restaurant management teams by providing carefully designed leadership training programs. Each geographic division designates specific restaurants where intensified on-the-job management training occurs under careful supervision by experienced restaurant managers. Restaurant managers are required to complete a comprehensive eight-week training program during which time they are instructed in subjects such as the standards of food quality and preparation, customer service and employee relations. Restaurant managers also are provided with video training presentations and operations manuals relating to food preparation, customer service standards, restaurant operation practices and Company procedures. During fiscal 1995, 332 individuals entered the Company's management training program as compared to 267 in fiscal 1994. During the fiscal year to date period ending July 1, 1996, 295 individuals entered the training program, approximately 25% of whom were promoted from within the Company.

     The general managers, together with division personnel, are responsible for hiring the hourly employees for each restaurant. Each restaurant employs approximately 40 to 80 hourly employees, many of whom work part-time. Prior to the opening of a restaurant, the Company's Division Recruiting and Training Manager assembles a team of experienced employees to train and educate the new employees. The training period for new employees lasts approximately two weeks and includes one week of general training prior to opening and one week of on-the-job supervision at the restaurant. Ongoing employee training remains the responsibility of the restaurant general manager under the supervision of a division training supervisor.

     Customer Satisfaction and Quality Control. Management believes that employee commitment to consistently exceed customer expectations is critical to the success of Steak n Shake. The Company intends to continue to develop and implement standards of execution that will result in the efficient delivery of high quality, good-tasting food served by friendly, competent wait staff.

     Restaurant management is responsible for ensuring that the restaurants are operated in accordance with strict operational procedures and quality requirements. Compliance for Company-operated units is monitored through the use of customer comment cards, periodic on-site visits and formal inspections by the division and district managers as well as division training personnel, and for franchised units through periodic inspections by the Company's two franchise field representatives. Unfavorable comment cards are responded to by division management.

     Purchasing and Distribution Center Operations. Purchases are negotiated centrally for most food and beverage products and supplies to ensure uniform quality, adequate quantities and competitive prices. Food and supply items undergo ongoing research, development and testing in an effort to maintain the highest quality products and to be responsive to changing customer tastes. The Company has not experienced any significant delays in receiving food and beverage products, restaurant supplies or equipment.

     Steak n Shake operates a distribution center in Bloomington, Illinois from which food products (except for items purchased by the restaurants locally such as bakery goods, produce and dairy products) and restaurant supplies are delivered to 129 Company-operated and 24 franchised restaurants located in the Midwest. The distribution center was built in 1975 and has adequate capacity to handle the Company's current requirements for the Midwest. The remaining Company-operated Steak n Shake restaurants, located primarily in the Southeast, obtain food products and supplies which meet the Company's quality standards and specifications from an independent distributor.

     Restaurant Reporting. Systems and technology are essential for the management oversight needed to monitor Steak n Shake's high standards for quality of food with quick and friendly service and to achieve desirable operating margins. Operational and financial controls are maintained through the use of point of sale systems in each restaurant, personal computers in the division offices and an automated data processing system at the corporate office. The management accounting system polls data from the point of sale system and generates daily reports of sales, sales mix, customer counts, check average, cash, labor and food cost. Inventories are taken of key products daily and of all products at the end of each four-week accounting period. Management utilizes this data to monitor the effectiveness of controls and to prepare periodic financial and management reports. The system is also utilized for financial and budget analysis, planning and analysis of sales by revenue center and product mix and labor utilization. Planned system developments include additional enhancements, such as sales forecasting, labor scheduling and ordering of food products and supplies. Cash is controlled through frequent deposits in local bank operating accounts followed by transfers to the principal corporate operating account.

     Marketing. Management believes that Steak n Shake's commitment to customer service and value is the most effective approach to attracting and retaining customers, and that the strategy of locating multiple restaurants within a defined geographic area has enabled newer restaurants to benefit from the name recognition and reputation for quality and value developed by existing operations. Accordingly, Steak n Shake's marketing strategy is directed toward building brand loyalty.

     Steak n Shake's media program, particularly television advertising, plays a significant role in its marketing strategy. The advertising theme focuses on demonstrating the specific product and service benefits that have been inherent in the Steak n Shake concept for over 60 years and upon which Steak n Shake's reputation has been built. In addition to its media program, Steak n Shake relies upon word of mouth and point of purchase advertising to attract customers and generate additional sales. Steak n Shake's strategy does not involve price led marketing.

     Additional marketing activities designed to build brand awareness and loyalty, create new customer trials and introduce new products include quarterly free-standing newspaper inserts and seasonal in-store offerings centered around short-term, special promotions or product introductions. The fully integrated marketing program also utilizes menu clip-ons, table cards, ceiling danglers and signage. During fiscal 1995, the Company expended 2.9% of net sales on media and marketing materials.

FRANCHISING

     General. The Company's franchising program is designed to extend its brand name recognition of Steak n Shake in selected markets and derive additional revenues without substantial investment by the Company. Due to the recent successes of its franchising program, franchising has become an important element of the Company's expansion strategy, and the Company's expansion plan calls for the controlled addition of franchised restaurants at an accelerated rate.

     At July 1, 1996, the Company had 45 franchised Steak n Shake restaurants operated by 16 franchisees, located in Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Missouri and Tennessee. These restaurants are located in areas contiguous to markets in which there are Company-operated restaurants. Thirty-five of the franchised units have been added since June 1991, including 11 in fiscal 1995 and 11 in fiscal 1996 to date, and two franchised units are currently under construction.

     Principal Franchisees. Steak n Shake's principal franchise relationships include: (i) an area development agreement with MAPCO Petroleum, Inc., a subsidiary of MAPCO, Inc., a New York Stock Exchange energy company, pursuant to which MAPCO Petroleum, Inc., which has retail fuel and convenience store outlets in nine southern and southeastern states, is to open 14 additional restaurants in travel centers to be developed along interstate highways in several southern and southeastern states over the next three years; (ii) an agreement with SnS Southern, Inc., pursuant to which SnS Southern, Inc. is to open 11 additional restaurants in Georgia, northern Florida and Alabama over the next three years; and (iii) an agreement with Kelley Restaurants, Inc., for the development of a total of eight Steak n Shake restaurants in the Atlanta, Georgia and Charlotte, North Carolina markets over the next three years. Kelley Restaurants, Inc. is controlled by E. W. Kelley, the Chairman of the Company.

     Approval. Franchisees undergo a rigorous selection process supervised by the Vice President, Real Estate and Franchising, and require final approval by senior management. Steak n Shake seeks franchisees with significant experience in the restaurant business who have demonstrated the financial and management capabilities required to develop and operate one or more franchised restaurants. The Company initially enters into an agreement with the franchisee for the development of one unit. After the franchisee has demonstrated the ability to operate that unit in accordance with Company standards, the Company will consider entering into a broader franchise relationship.

     Training and Development. Steak n Shake assists franchisees with both the development and the ongoing operation of their restaurants. Steak n Shake management personnel assist with site selection, approve all franchise sites and provide franchisees with prototype plans and specifications for construction of their restaurants. Training staff provides both on-site and off-site instruction to franchised restaurant management employees. Managers of franchised restaurants are required to obtain the same training as that required of managers of Company-operated units. Steak n Shake's support continues after a restaurant opening with periodic training programs, the provision of manuals and updates relating to product specifications, customer service and quality control procedures, advertising and marketing materials and assistance with particular advertising and marketing needs. Steak n Shake also makes available to franchisees certain accounting services and management information reports prepared at the corporate office for a monthly fee based on Steak n Shake's actual costs. The Company has two franchise field representatives who monitor franchisee operations.

     Operations. All franchised restaurants are required, pursuant to their respective franchise agreements, to serve Steak n Shake approved menu items. In addition, although not required to do so, a majority of franchisees purchase food, supplies and smallwares through Steak n Shake's distribution center, and use Steak n Shake's point of sale systems. Access to these services enables franchisees to benefit from Steak n Shake's purchasing power and assists Steak n Shake in monitoring compliance with its standards and specifications for uniform quality.

     Franchise Agreement. The standard Steak n Shake franchise agreement currently has an initial term of 20 years. Among other obligations, the agreement requires the franchisee to pay an initial franchise fee of $30,000 for the first unit in a market, $25,000 for each subsequent unit and a continuing royalty of 4% of monthly gross sales. The franchise agreement also requires the franchisee to pay 5% of monthly gross sales to the Company for advertising, of which 80% is to be spent on local, regional or national marketing and 20% is to be used by Steak n Shake for creative and promotional development, outside independent marketing agency fees and technical and professional marketing advice.

     Financing Assistance. In certain circumstances, the Company's financing subsidiary, SNS Investment Company, Inc., will assist qualified franchisees in financing the development of one or more franchised units by purchasing or leasing approved sites from third parties, constructing the restaurant and leasing or subleasing the finished facility to the franchisee. The lease terms and rentals, including a surcharge by the Company for administrative services, are negotiated based on prevailing real estate and construction rates in effect in the franchised area. Through July 1, 1996, six restaurants had been financed through this subsidiary.

CONSOLIDATED SPECIALTY RESTAURANTS, INC.

     The Company also operates 11 theme restaurants located in Indiana and Illinois through a wholly-owned subsidiary, Consolidated Specialty Restaurants, Inc. ("CSR"). Eight of these restaurants are steakhouses operated under the name of Colorado Steakhouse. The Company has substantially completed the capital investment required to develop this concept, and is in the process of refining and evaluating the operations of these restaurants. The Company does not intend to expand the operations of CSR unless the existing restaurants demonstrate satisfactory levels of profitability and return on investment.

EMPLOYEES

     As of July 1, 1996, the Company had approximately 10,500 employees. None of the employees is represented by a collective bargaining agreement. Approximately two-thirds of the Company's hourly employees are part-time.

TRADEMARKS

     "Steak n Shake(R)", "Takhomasak(R)", "Famous For Steakburgers(R)", "FAXASAK(R)", "In Sight It Must Be Right(R)" and the "Wing and Circle(R)" logo are federally registered trademarks and servicemarks of Steak n Shake. Steak n Shake has licensed exclusive use of the "Steak n Shake" trademark in the states of Rhode Island and California and within a three-county area of New Jersey, which would restrict expansion of Steak n Shake into those geographical areas. CSR holds federal registrations for "The Charley Horse" and "Colorado Steakhouse" as well as other federal and state trademarks and servicemarks applicable to its restaurant businesses as well as state registrations. The Company is not aware of any infringing uses that could materially affect its business. The Company will protect its trademark rights by appropriate legal action whenever necessary.

LEGAL PROCEEDINGS

     On May 31, 1995, Pepsi-Cola Company ("Pepsi") filed suit against Steak n Shake, Inc. in the United States District Court for the Southern District of Indiana alleging that Steak n Shake had breached a ten-year contract with Pepsi. Under the contract in question, Steak n Shake agreed to serve certain Pepsi products in return for cash payments aggregating in excess of $1,000,000, to be made by Pepsi to Steak n Shake over the term of the contract, and the provision by Pepsi of a joint marketing program. When Pepsi failed to provide the promised marketing program, Steak n Shake terminated the contract for cause.

     Pepsi claims that it was not legally required to provide the marketing program in question, and it seeks damages in the amount of the profits it would have made had the contract not been terminated. Pepsi's damage claims are based upon its alleged lost profits over the remaining term of the contract. Pepsi originally estimated its damages at approximately $2,800,000, but has since claimed that those damages are increasing in relation to Steak n Shake's increased cola sales. Steak n Shake denies it breached the contract, denies that Pepsi would have made any profit on the contract had it been completed and intends to vigorously defend this matter. Steak n Shake also has filed a counterclaim against Pepsi seeking $360,000 in liquidated damages as a result of Pepsi's breach of the contract.

     There are no other legal proceedings pending against the Company which, if adversely resolved, would have a material effect upon the Company.

                                   MANAGEMENT

     The directors and executive officers of the Company and their respective ages and positions with the Company are as follows:

               NAME                   AGE                         POSITION
- -----------------------------------   ---    ---------------------------------------------------
E. W. Kelley.......................   79     Chairman and Director
S. Sue Aramian.....................   64     Vice Chairwoman, Secretary and Director
Alan B. Gilman.....................   65     President, Chief Executive Officer and Director
Alva T. Bonda......................   79     Director
Neal Gilliatt......................   78     Director
Charles E. Lanham..................   64     Director
J. Fred Risk.......................   67     Director
James Williamson, Jr...............   64     Director
Robert P. Cronin...................   72     Director of Steak n Shake, Inc.
James W. Bear......................   50     Senior Vice President, Administration and Finance
                                             and Treasurer
Kevin F. Beauchamp.................   38     Vice President and Controller
Kevin E. Dooley....................   52     Vice President, Development
Duane E. Geiger....................   33     Vice President, Information Systems, Financial
                                             Planning and Audit
William H. Hart....................   46     Vice President, Purchasing
John P. Hawes......................   44     Vice President, Human Resources
Gary T. Reinwald...................   48     Vice President, Operations and National General
                                             Manager
James E. Richmond..................   58     Vice President, Real Estate and Franchising
Victor F. Yeandel..................   39     Vice President, Marketing
Mary H. Mueller....................   47     General Counsel and Assistant Secretary

     Mr. Kelley has been a director of the Company since 1981 and Chairman since 1984. From 1981 to 1984, he served as Vice Chairman and Chief Executive Officer. He served as President and Chief Executive Officer from January 1992 until July 1992, and continued to serve as Chief Executive Officer until October 1992. Since 1974, he has been a Managing General Partner of Kelley & Partners, Ltd., a Florida limited partnership which holds investments in companies engaged in snack food distribution and restaurant operations and is a principal shareholder of the Company. Prior to 1981, Mr. Kelley was the chief executive officer of Fairmount Foods Company, a large consumer goods company listed on the New York Stock Exchange.

     Ms. Aramian has been Vice Chairwoman since 1990, a director since 1981 and was named Secretary in 1995. She served as Vice President from 1984 to 1990. Ms. Aramian has been a Managing General Partner of Kelley & Partners, Ltd. since 1974.

     Mr. Gilman was elected President and a director in July 1992 after serving as a consultant to the Company on special projects since February 1992 and assumed the additional position of Chief Executive Officer effective October 1992. From 1985 to 1992, Mr. Gilman was a private investor, and from 1980 to 1985, he served as President of Murjani International, Ltd., an international marketing firm. Prior to such time, Mr. Gilman served as a principal executive of various divisions of Federated Department Stores, Inc., including Chairman and Chief Executive Officer of the Abraham & Straus Division in New York.

     Mr. Bonda has served as a director since 1982 and was Chairman of the Ohio Board of Regents and former Chairman of Penril Corp., a manufacturer of electronic equipment, until 1987. Mr. Bonda is a general partner of Kelley & Partners, Ltd.

     Mr. Gilliatt was elected to the Board of Directors in 1991 and is the former Chairman of the Executive Committee of Interpublic Group of Companies, Inc., an advertising and public relations concern, where he served for many years in senior marketing positions.

     Mr. Lanham has served as a director since 1971. He is Chairman of Klipsch, Lanham & Associates, Inc., an investment firm, and is Vice Chairman of Overhead Door Company of Indianapolis, Inc. Mr. Lanham is a limited partner of Kelley & Partners, Ltd.

     Mr. Risk has served as a director since 1971 and is Chairman of the Board of Sovereign Group, Inc., a private investment firm. Mr. Risk was the Chairman of the Board of Forum Group, Inc., a developer and operator of retirement home facilities, from 1976 until August 1992. Forum Group, Inc. filed voluntary Chapter 11 proceedings under the Bankruptcy Act in February 1992. Mr. Risk is a limited partner of Kelley & Partners, Ltd.

     Mr. Williamson has served as a director of the Company since 1985 and served as President and Chief Executive Officer of the Company from April 1985 until his retirement in July 1990. Mr. Williamson is a general partner of Kelley & Partners, Ltd.

     Mr. Cronin has served as a director of Steak n Shake since 1971 and was President of Steak n Shake from 1971 until 1981.

     Mr. Bear was elected Senior Vice President, Administration and Finance and Treasurer in 1991. Prior thereto, he served as Vice President and Treasurer of the Company from 1980 to 1991.

     Mr. Beauchamp joined the Company as Vice President and Controller in 1993. From 1990 to 1993, Mr. Beauchamp was Director of Accounting for a division of The Limited, Inc. Prior to such time, Mr. Beauchamp served in various capacities at Price Waterhouse LLP over a period of 11 years, which included a three-year Managers' International Program in Europe, and ultimately served as a Senior Manager.

     Mr. Dooley joined the Company as Vice President, Development in 1993 and is responsible for engineering and construction. Prior to such time, Mr. Dooley was a Director of Engineering with Wendy's, Inc. since 1991. From 1987 to 1990, he served as Director of Facilities, Engineering and Construction at Norris Food Service, Inc. (a Hardee's Food System, Inc. franchisee). Before 1987, Mr. Dooley served in various capacities, over a period of 17 years, at Hardee's Food System, Inc. and ultimately served as Director of Construction and Maintenance.

     Mr. Geiger was appointed Vice President, Information Systems, Financial Planning and Audit in 1995. From 1992 to 1995, Mr. Geiger served as Director of Financial Planning and Audit and Assistant Treasurer for the Company. Prior to such time, Mr. Geiger served in various capacities at Ernst & Young LLP, over a period of eight years, and ultimately served as a Manager.

     Mr. Hart has been Vice President, Purchasing of the Company since 1991 and was Vice President of Operations of CSR from 1990 to 1991.

     Mr. Hawes joined the Company as Vice President, Human Resources in 1994. Prior to such time, Mr. Hawes served in various capacities at Gilbert/Robinson, Inc., a specialty restaurant operator, for a total of 16 years and ultimately served as Vice President of Administration.

     Mr. Reinwald has been Vice President, Operations and National General Manager of Steak n Shake since 1983, and served in various capacities in the Company for 19 years prior to that date.

     Mr. Richmond joined the Company as Vice President, Real Estate and Franchising in 1986 and is responsible primarily for real estate and franchise matters.

     Mr. Yeandel joined the Company as Vice President, Marketing in 1995. From 1992 to 1995, Mr. Yeandel served as Vice President, Franchise Development for Long John Silver's, Inc. Prior to such time, Mr. Yeandel held various marketing positions with Long John Silver's, Inc. since 1987.

     Mrs. Mueller was appointed General Counsel in July 1995 and Assistant Secretary in August 1994. From 1994 to July 1995, Mrs. Mueller served as the Company's Associate General Counsel for Real Estate and Franchising. From 1992 to 1994, Mrs. Mueller served as Associate City Attorney for the city of South Bend, Indiana. Prior to such time, Mrs. Mueller served as General Counsel for the Indiana Toll Road since 1983.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of May 31, 1996 by (i) each person who is known to be the beneficial owner of more than 5% of the Common Stock, (ii) each director, (iii) the Company's President and the other four most highly compensated executive officers in fiscal 1995, and (iv) the Company's directors and executive officers, as a group:

                                                                                   PERCENT OF CLASS
                                                   SHARES                 -----------------------------------
         NAME OF BENEFICIAL OWNER            BENEFICIALLY OWNED           PRIOR TO OFFERING    AFTER OFFERING
- ------------------------------------------   ------------------           -----------------    --------------
E. W. Kelley..............................        2,451,339(1)(2)(3)             17.7%              15.1%
Kelley & Partners, Ltd....................        1,294,542(2)                    9.3                8.0
S. Sue Aramian............................        1,644,302(2)(3)(4)             11.9               10.1
James W. Bear.............................          312,332(5)                    2.2                1.9
Alva T. Bonda.............................        1,596,622(2)(6)                11.5                9.8
Neal Gilliatt.............................           18,737(7)                 *                   *
Alan B. Gilman............................          118,334(8)                 *                   *
Charles E. Lanham.........................          259,465(9)                    1.9                1.6
Gary T. Reinwald..........................          190,714(10)                   1.4                1.2
J. Fred Risk..............................           85,863(11)                *                   *
James Williamson, Jr......................        1,490,590(2)(12)               10.8                9.2
All directors and executive officers as a
  group
  (19 persons)............................        4,851,569(13)                  34.4               29.5

- -------------------------
  *  Less than 1%

 (1) Includes 38,656 shares which may be acquired pursuant to stock options exercisable within 60 days; 530,725 shares owned directly by Mr. Kelley; 394,843 shares owned of record and beneficially by Kelley, Inc.; and 16,412 shares owned of record and beneficially by KAHM, Inc. Kelley, Inc., and KAHM, Inc. are corporations controlled by Mr. Kelley.

 (2) Includes 1,294,542 shares owned of record and beneficially by Kelley & Partners, Ltd., of which Mr. Kelley and Ms. Aramian are Managing General Partners and Messrs. Bonda and Williamson are General Partners.

 (3) Includes 176,161 shares owned of record and beneficially by King Cola, Inc., of which Mr. Kelley and Ms. Aramian are officers and directors.

 (4) Includes 23,692 shares which may be acquired pursuant to stock options exercisable within 60 days.

 (5) Includes 34,539 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 6,704 shares owned of record and beneficially held by Mr. Bear's wife, with respect to which he disclaims beneficial ownership.

 (6) Includes 14,466 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 101,996 shares owned of record and beneficially by Mr. Bonda's wife, with respect to which he disclaims beneficial ownership.

 (7) Includes 9,634 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 2,662 shares owned of record and beneficially by Mr. Gilliatt's wife, with respect to which he disclaims beneficial ownership.

 (8) Includes 26,386 shares which may be acquired pursuant to stock options exercisable within 60 days.

 (9) Includes 14,466 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 5,781 shares owned by Mr. Lanham's wife, with respect to which he disclaims beneficial ownership.

(10) Includes 30,692 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 194 shares owned by Mr. Reinwald's son, with respect to which he disclaims beneficial ownership.

(11) Includes 2,420 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 3,420 shares owned by Mr. Risk's wife, with respect to which he disclaims beneficial ownership.

(12) Includes 9,634 shares which may be acquired pursuant to stock options exercisable within 60 days. Also includes 10,057 shares owned of record and beneficially by Mr. Williamson's wife, with respect to which he disclaims beneficial ownership.

(13) Includes 254,147 shares which may be acquired pursuant to stock options exercisable within 60 days held by all directors and officers as a group.

                          DESCRIPTION OF COMMON STOCK

     The Company's Articles of Incorporation, as amended, currently authorize the issuance of up to 25,000,000 shares of Common Stock. As of July 1, 1996, 13,863,714 shares of Common Stock were outstanding. Upon the consummation of this offering, the Company will have 16,213,714 shares of Common Stock outstanding. An additional 986,035 shares of Common Stock are reserved for issuance upon the exercise of employee and director stock options, of which options to purchase 652,803 shares are outstanding as of July 1, 1996. The following description of the Common Stock is qualified in its entirety by reference to the Articles of Incorporation.

RIGHTS OF HOLDERS OF COMMON STOCK

     Holders of Common Stock are entitled to receive, pro rata, dividends when and as declared by the Board of Directors at its discretion out of any funds lawfully available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to participate ratably in the distribution of such assets remaining after payment of liabilities, in each case subject to any preferential liquidation or redemption rights. The Common Stock does not have any preemptive rights or redemption or sinking fund provisions. The issued and outstanding shares of Common Stock are, and the Common Stock issued in this offering will be, fully paid and nonassessable.

     Holders of Common Stock are entitled to vote at all meetings of shareholders of the Company for the election of directors and on any other matters which may be submitted to a vote of the shareholders, with each share entitled to one vote. In voting for directors, the Common Stock does not have cumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person or persons to the Board of Directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is Harris Trust and Savings Bank.

CERTAIN PROVISIONS OF INDIANA LAW

     As an Indiana corporation, the Company is governed by the provisions of the Indiana Business Corporation Law (the "BCL").

     Voting Requirements for Certain Business Combinations. Chapter 43 of the BCL establishes a five-year period beginning with the acquisition of 10% of the voting power of the outstanding voting shares of a "resident domestic corporation" (which definition includes the Company) during which certain business transactions involving the acquiring shareholder are prohibited unless, prior to the acquisition of such interest, the board of directors approves the acquisition of such interest or the proposed business combination. After the five-year period expires, a business combination involving the acquiring shareholder may take place only upon approval by a majority of the disinterested shares, or if the other shareholders receive a formula price based on the higher of the highest price paid by the acquiring shareholder or at the time of the announcement of the proposed transaction, whichever is higher. The minimum price for shares other than common shares is to be determined under criteria similar to that for common shares, except the minimum price as defined cannot be less than the highest preferential amount to which the shares are entitled in the event of any liquidation, dissolution or winding up of the corporation.

     Changes of Control. Under Chapter 42 of the BCL, with certain exceptions, a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes only corporations having at least 100 shareholders and in which more than 10% of its shareholders are Indiana residents, 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth to one-third of all voting power, more than one-third but less than one-half of all voting power, or a majority or more of all voting power (a "control share acquisition") may give a notice of such fact to the corporation containing certain specified data. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares so acquired ("control shares"), and the control shares have voting rights only to the extent granted by a resolution approved by the shareholders. The resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control shares as to which the required notice has not been filed and any control shares not accorded full voting rights by the shareholders may be redeemed at fair market value by the corporation if it is authorized to do so by its articles of incorporation or bylaws before a control share acquisition has occurred. The Company has not adopted such a provision in its Articles of Incorporation or Bylaws. Shareholders are entitled to dissenters rights with respect to the control share acquisition in the event that the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority of all voting power.

     Other Provisions of the BCL. The BCL specifically authorizes directors, in considering the best interest of a corporation, to consider both the long- and short-term interests of the corporation, as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Under the BCL, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that the action is not in the best interest of the corporation. In addition, the BCL states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action or inaction might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be "reasonable in relation to the threat posed." The BCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

     The BCL requires directors to discharge their duties, based on the facts then known to them, in good faith, with the care an ordinary, prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interest of the corporation. A director is not liable for any action taken as a director or for failure to take any action unless the director has breached or failed to perform the duties of the director's office in compliance with the foregoing standard and the breach or failure to perform constitutes willful misconduct or recklessness.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co. and Montgomery Securities as representatives of the several Underwriters (the "Representatives"), have agreed, severally, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                             NAME OF UNDERWRITER                         NUMBER OF SHARES
        --------------------------------------------------------------   ----------------
        J.C. Bradford & Co............................................
        Montgomery Securities.........................................

                                                                             ---------
        Total.........................................................       2,350,000
                                                                             =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions contained therein, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $       per share to certain other dealers. After the initial
public offering, the public offering price and such concessions may be changed.

     The offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of the effectiveness of the offering, to purchase up to 352,500 additional shares of Common Stock to cover over-allotments, if any. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 2,350,000 shares are being offered.

     The Company, all executive officers and directors of the Company, and Kelley & Partners, Ltd., have agreed that they will not, without the prior written consent of the Representatives, sell, transfer, assign or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 120 days from the date of this Prospectus.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

     In connection with this offering, certain Underwriters and selling group members (if any) who in the past have acted as market makers in the Common Stock may engage in passive market making activities in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Underwriters and other participants in the distribution of the Common Stock generally are prohibited during a specified time period (the "qualifying period"), determined in light of the timing of the distribution, from bidding for or purchasing the Common Stock or a related security except to the extent permitted under applicable rules, primarily Rules 10b-6 and 10b-6A. Rule 10b-6A allows, among other things, an Underwriter or member of the selling group (if any) for the Common Stock to effect "passive market making" transactions on the Nasdaq National Market in the Common Stock during the qualifying period at a price that does not exceed the highest independent bid for that security at the time of the transaction. Such a passive market maker must not display a bid for the subject security at a price in excess of the highest independent bid, and generally must lower its bid if all independent bids are lowered. Moreover, the passive market maker's net purchases of such security on each day of the qualifying period shall not exceed 30% of its average daily trading volume during a reference period preceding the distribution.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for the Company by Ice Miller Donadio & Ryan, Indianapolis, Indiana, and for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

                                    EXPERTS

     The consolidated financial statements of Consolidated Products, Inc. at September 28, 1994 and September 27, 1995, and for each of the three years in the period ended September 27, 1995, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Certain items were omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered by this Prospectus, reference is made to the Registration Statement, including all amendments thereto and the schedules and exhibits filed as part thereof.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (file number 0-8445) pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1995.

     2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 20, 1995 and April 10, 1996.

     3. The Company's Current Report on Form 8-K dated October 6, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person, including any beneficial owner, receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in the information that this Prospectus incorporates). Requests for such copies should be directed to S. Sue Aramian, Secretary, Consolidated Products, Inc., 500 Century Building, 36 South Pennsylvania Street, Indianapolis, Indiana 46204; telephone number (317) 633-4100.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Auditors........................................................   F-2
Consolidated Statements of Financial Position as of September 28, 1994, September 27,
  1995 and April 10, 1996 (Unaudited).................................................   F-3
Consolidated Statements of Earnings for the years ended September 29, 1993, September
  28, 1994 and September 27, 1995 and the twenty-eight weeks ended April 12, 1995 and
  April 10, 1996 (Unaudited)..........................................................   F-4
Consolidated Statements of Shareholders' Equity for the years ended September 30,
  1992, September 29, 1993, September 28, 1994 and September 27, 1995 and the
  twenty-eight weeks ended April 10, 1996 (Unaudited).................................   F-5
Consolidated Statements of Cash Flows for the years ended September 29, 1993,
  September 28, 1994 and September 27, 1995 and the twenty-eight weeks ended April 12,
  1995 and April 10, 1996 (Unaudited).................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Consolidated Products, Inc.

     We have audited the accompanying consolidated statements of financial position of Consolidated Products, Inc. as of September 28, 1994 and September 27, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 27, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Consolidated Products, Inc. at September 28, 1994 and September 27, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 27, 1995, in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG LLP

Indianapolis, Indiana
November 20, 1995, except for the
Subsequent Event -- Stock Dividend note, as to which the date is December 12, 1995

                          CONSOLIDATED PRODUCTS, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                       SEPTEMBER 28, 1994    SEPTEMBER 27, 1995    APRIL 10, 1996
                                                       ------------------    ------------------    --------------
                                                                                                    (UNAUDITED)
                       ASSETS
CURRENT ASSETS
  Cash, including cash equivalents of $9,012,000 in
    1994, $615,000 in 1995, and $700,000 in 1996....      $ 10,326,159          $  1,350,139        $  1,145,585
  Receivables.......................................         2,165,177             5,123,102           4,109,681
  Inventories.......................................         3,009,516             3,619,687           3,614,895
  Deferred income taxes.............................           801,000               747,000             747,000
  Other current assets..............................         3,112,136             3,611,261           4,078,072
                                                          ------------          ------------        ------------
  Total current assets..............................        19,413,988            14,451,189          13,695,233
                                                          ------------          ------------        ------------
PROPERTY AND EQUIPMENT
  Land..............................................        12,352,930            21,425,346          27,799,467
  Buildings.........................................        14,200,657            18,138,352          24,261,501
  Leasehold improvements............................        25,568,627            31,062,184          34,531,256
  Equipment.........................................        42,934,328            51,194,014          57,686,177
  Construction in progress..........................         3,334,106             7,957,312           7,942,590
                                                          ------------          ------------        ------------
                                                            98,390,648           129,777,208         152,220,991
  Less accumulated depreciation and amortization....       (46,735,270)          (51,664,749)        (54,287,515)
                                                          ------------          ------------        ------------
  Net property and equipment........................        51,655,378            78,112,459          97,933,476
                                                          ------------          ------------        ------------
NET LEASED PROPERTY.................................         7,259,328             5,970,236           5,473,938
DEFERRED INCOME TAXES...............................           758,000               558,000             558,000
OTHER ASSETS........................................         1,241,390               741,913             639,083
                                                          ------------          ------------        ------------
                                                          $ 80,328,084          $ 99,833,797        $118,299,730
                                                          ============          ============        ============
        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..................................      $  7,246,178          $  9,242,512        $ 10,330,249
  Accrued expenses..................................        12,602,512            14,292,194          14,798,584
  Current portion of senior note....................         3,500,000             4,250,000           5,000,000
  Current portion of obligations under capital
    leases..........................................         1,140,864             1,170,946           1,245,492
                                                          ------------          ------------        ------------
  Total current liabilities.........................        24,489,554            28,955,652          31,374,325
                                                          ------------          ------------        ------------
OBLIGATIONS UNDER CAPITAL LEASES....................         9,885,522             8,262,690           7,573,693
REVOLVING LINE OF CREDIT............................                --                    --          10,000,000
SENIOR NOTE.........................................        14,250,000            20,000,000          20,000,000
SUBORDINATED CONVERTIBLE DEBENTURES.................        11,988,400                    --                  --
SHAREHOLDERS' EQUITY
  Common stock -- $.50 stated value, 25,000,000
    shares authorized -- shares issued: 1994,
    7,490,818; 1995, 12,471,879; 1996, 13,879,680...         3,745,409             6,235,940           6,939,840
  Additional paid-in capital........................        14,696,829            31,952,996          50,085,054
  Retained earnings (deficit).......................         3,004,530             6,405,050          (6,167,515)
  Less treasury stock -- at cost: 1994, 265,690
    shares; 1995, 139,564 shares; 1996, 66,747
    shares..........................................        (1,732,160)           (1,978,531)         (1,505,667)
                                                          ------------          ------------        ------------
  Total shareholders' equity........................        19,714,608            42,615,455          49,351,712
                                                          ------------          ------------        ------------
                                                          $ 80,328,084          $ 99,833,797        $118,299,730
                                                          ============          ============        ============

                            See accompanying notes.

                          CONSOLIDATED PRODUCTS, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS



                                                       YEAR ENDED                        TWENTY-EIGHT WEEKS ENDED
                                     -----------------------------------------------    ---------------------------
                                     SEPTEMBER 29,    SEPTEMBER 28,    SEPTEMBER 27,     APRIL 12,      APRIL 10,
                                         1993             1994             1995            1995            1996
                                     -------------    -------------    -------------    -----------    ------------
                                                                                        (UNAUDITED)    (UNAUDITED)
REVENUES
  Net sales.......................   $132,509,229     $158,636,627     $186,739,591     $94,341,756    $112,025,399
  Franchise fees..................        783,970        1,138,949        1,880,220         928,905       1,382,480
  Other, net......................        863,031        1,397,811        1,512,766         763,286       1,259,688
                                     ------------     ------------     ------------     -----------    ------------
                                      134,156,230      161,173,387      190,132,577      96,033,947     114,667,567
                                     ------------     ------------     ------------     -----------    ------------
COSTS AND EXPENSES
  Cost of sales...................     34,506,742       41,702,229       49,072,393      25,074,100      29,761,061
  Restaurant operating costs......     61,993,885       73,477,598       85,572,053      44,002,715      51,048,581
  Selling, general and
    administrative................     14,345,247       17,917,935       21,042,628      10,622,405      13,352,299
  Depreciation and amortization...      5,683,554        5,916,278        7,021,497       3,513,463       4,378,067
  Amortization of pre-opening
    costs.........................        397,189        1,555,294        1,965,334         975,244       1,612,734
  Rent............................      3,718,450        4,640,733        6,048,909       3,032,131       3,834,980
  Interest........................      5,100,429        4,639,397        3,283,619       2,277,877       1,640,298
                                     ------------     ------------     ------------     -----------    ------------
                                      125,745,496      149,849,464      174,006,433      89,497,935     105,628,020
                                     ------------     ------------     ------------     -----------    ------------
EARNINGS BEFORE INCOME TAXES......      8,410,734       11,323,923       16,126,144       6,536,012       9,039,547
INCOME TAXES......................      3,220,000        4,150,000        6,100,000       2,500,000       3,460,000
                                     ------------     ------------     ------------     -----------    ------------
NET EARNINGS......................   $  5,190,734     $  7,173,923     $ 10,026,144     $ 4,036,012    $  5,579,547
                                     ============     ============     ============     ===========    ============
NET EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE:
  Primary.........................           $.62             $.80             $.86            $.42            $.40
  Fully diluted...................            .45              .58              .74             .32             .40
WEIGHTED AVERAGE SHARES
  OUTSTANDING:
  Primary.........................      8,421,272        8,937,845       11,650,498       9,710,122      14,056,957
  Fully diluted...................     13,225,317       13,666,152       13,940,094      13,858,535      14,094,189

                            See accompanying notes.

                          CONSOLIDATED PRODUCTS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              ADDITIONAL                      TREASURY STOCK
                                                   COMMON       PAID-IN       RETAINED     ---------------------
                                                   STOCK        CAPITAL       EARNINGS      SHARES      AMOUNT
                                                 ----------   -----------   ------------   --------   ----------
BALANCE AT SEPTEMBER 30, 1992................... $2,804,673   $   200,121   $    957,391    658,923   $2,183,253
  Net earnings..................................                               5,190,734
  Shares issued under stock option plan.........                  116,844                  (172,420)    (344,607)
  Shares exchanged to exercise stock options....                                             42,415      336,338
  Shares granted under Capital Appreciation
    Plan........................................                  101,799                   (28,100)    (110,451)
  Shares forfeited under Capital Appreciation
    Plan........................................                      438                     3,993       10,751
  Changes in unamortized value of shares granted
    under Capital Appreciation Plan.............                                                          84,859
  Tax benefit relating to incentive stock
    plans.......................................                  299,986
  Ten percent common stock dividend declared
    December 10, 1992 (550,795 shares)..........    275,398     4,130,963     (4,406,361)
  Cash dividends paid in lieu of fractional
    shares......................................                                  (6,547)
  Shares issued from stock offering (495,000
    shares).....................................    247,500     2,929,000
  Shares issued for conversion of subordinated
    debentures (123,914 shares).................     61,957       363,500
                                                 ----------   -----------   ------------   --------   ----------
BALANCE AT SEPTEMBER 29, 1993...................  3,389,528     8,142,651      1,735,217    504,811    2,160,143
  Net earnings..................................                               7,173,923
  Shares issued under stock option plan.........                    6,007                  (238,293)    (726,620)
  Shares exchanged to exercise stock options....                                             38,572      371,628
  Shares granted under Capital Appreciation
    Plan........................................                  194,192                   (34,400)     (72,408)
  Shares granted to Profit Sharing Plan.........                      425                    (5,000)     (41,029)
  Changes in unamortized value of shares granted
    under Capital Appreciation Plan.............                                                          40,446
  Tax benefit relating to incentive stock
    plans.......................................                  370,715
  Ten percent common stock dividend declared
    December 20, 1993 (637,386 shares)..........    318,693     5,577,127     (5,895,820)
  Cash dividends paid in lieu of fractional
    shares......................................                                  (8,790)
  Shares issued for Employee Stock Purchase
    Plan........................................     23,120       320,798
  Shares issued for conversion of subordinated
    debentures (28,136 shares)..................     14,068        84,914
                                                 ----------   -----------   ------------   --------   ----------
BALANCE AT SEPTEMBER 28, 1994...................  3,745,409    14,696,829      3,004,530    265,690    1,732,160
  Net earnings..................................                              10,026,144
  Shares issued under stock option plan.........                  (32,012)                  (70,532)    (328,263)
  Shares exchanged to exercise stock options....                                             14,906      193,958
  Shares granted under Capital Appreciation
    Plan........................................                  695,734                   (70,500)    (233,141)
  Changes in unamortized value of shares granted
    under Capital Appreciation Plan.............                                                         613,817
  Tax benefit relating to incentive stock
    plans.......................................                  471,945
  Ten percent common stock dividend declared
    December 20, 1994 (767,174 shares)..........    383,587     6,233,289     (6,616,876)
  Cash dividends paid in lieu of fractional
    shares......................................                                  (8,748)
  Shares issued for Employee Stock Purchase
    Plan........................................     24,858       368,992
  Shares issued for conversion of subordinated
    debentures (4,164,171 shares)...............  2,082,086     9,518,219
                                                 ----------   -----------   ------------   --------   ----------
BALANCE AT SEPTEMBER 27, 1995...................  6,235,940    31,952,996      6,405,050    139,564    1,978,531
  Net earnings..................................                               5,579,547
  Shares issued under stock option plan.........      7,268       (55,228)                  (72,826)    (335,540)
  Shares exchanged to exercise stock options....                                              8,009      127,390
  Shares granted under Capital Appreciation
    Plan........................................                    6,200                    (8,000)    (117,050)
  Shares issued for conversion of warrants......     36,603       163,397
  Changes in unamortized value of shares granted
    under Capital Appreciation Plan.............                                                        (147,664)
  Ten percent common stock dividend declared
    December 12, 1995 (1,246,670 shares)........    623,335    17,515,715    (18,139,050)
  Cash dividends paid in lieu of fractional
    shares......................................                                 (13,062)
  Shares issued for Employee Stock Purchase
    Plan........................................     36,694       501,974
                                                 ----------   -----------   ------------   --------   ----------
BALANCE AT APRIL 10, 1996 (UNAUDITED)........... $6,939,840   $50,085,054   $ (6,167,515)    66,747   $1,505,667
                                                 ==========   ===========   ============   ========   ==========

                            See accompanying notes.

                          CONSOLIDATED PRODUCTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      YEAR ENDED                      TWENTY-EIGHT WEEKS ENDED
                                     ---------------------------------------------   ---------------------------
                                     SEPTEMBER 29,   SEPTEMBER 28,   SEPTEMBER 27,    APRIL 12,      APRIL 10,
                                         1993            1994            1995            1995           1996
                                     -------------   -------------   -------------   ------------   ------------
                                                                                     (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
  Net earnings...................... $   5,190,734   $   7,173,923   $  10,026,144   $  4,036,012   $  5,579,547
    Adjustments to reconcile net
       earnings to net cash provided
       by operating activities:
       Depreciation and
         amortization...............     5,683,554       5,916,278       7,021,497      3,513,463      4,378,067
       Amortization of pre-opening
         costs......................       397,189       1,555,294       1,965,334        975,244      1,612,734
       Provision for deferred income
         taxes......................       461,000       1,092,000         254,000             --             --
       Changes in receivables and
         inventories................      (834,381)       (849,931)       (381,328)       267,186       (294,245)
       Changes in other assets......      (437,657)     (2,684,948)     (1,970,901)    (1,905,399)    (1,806,717)
       Changes in income taxes
         payable....................      (526,859)      1,104,806         647,934        574,173        556,513
       Changes in accounts payable
         and accrued expenses.......    (1,207,160)      4,624,389       3,271,363      1,594,067        979,383
       (Gain) loss on disposal of
         property...................        74,830         (81,920)        160,190        (19,726)        70,066
                                      ------------    ------------    ------------   ------------   ------------
  Net cash provided by operating
    activities......................     8,801,250      17,849,891      20,994,233      9,035,020     11,075,348
                                      ------------    ------------    ------------   ------------   ------------
INVESTING ACTIVITIES
  Additions of property and
    equipment.......................   (14,765,513)    (20,566,614)    (42,898,950)   (21,064,062)   (26,165,718)
  Net proceeds from disposal of
    property and equipment..........     1,699,662       7,097,144       6,715,490      1,428,630      3,645,432
                                      ------------    ------------    ------------   ------------   ------------
  Net cash used in investing
    activities......................   (13,065,851)    (13,469,470)    (36,183,460)   (19,635,432)   (22,520,286)
FINANCING ACTIVITIES
  Proceeds from long-term debt......            --              --      10,000,000             --      5,000,000
  Principal payments on debt and
    capital lease obligations.......    (2,861,688)     (3,650,192)     (4,327,641)    (3,957,271)    (4,698,581)
  Proceeds from revolving line of
    credit..........................            --              --              --      5,500,000     10,000,000
  Proceeds from equipment and
    property leases.................       834,860         845,486         695,386        417,064        429,608
  Lease payments on subleased
    properties......................      (801,832)       (768,618)       (637,673)      (367,975)      (376,441)
  Cash dividends paid in lieu of
    fractional shares...............        (6,547)         (8,790)         (8,748)        (8,748)       (13,062)
  Cash paid in lieu of fractional
    shares..........................            --              --          (4,260)        (4,260)            --
  Proceeds from exercise of stock
    options.........................       125,113         360,999         102,293         58,606        360,192
  Proceeds from stock offering......     3,176,500              --              --             --             --
  Proceeds from employee stock
    purchase plan...................            --         343,918         393,850        393,850        538,668
                                      ------------    ------------    ------------   ------------   ------------
  Net cash provided by (used in)
    financing activities............       466,406      (2,877,197)      6,213,207      2,031,266     11,240,384
                                      ------------    ------------    ------------   ------------   ------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................    (3,798,195)      1,503,224      (8,976,020)    (8,569,146)      (204,554)
Cash and cash equivalents at
  beginning of year.................    12,621,130       8,822,935      10,326,159     10,326,159      1,350,139
                                      ------------    ------------    ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD............................ $   8,822,935   $  10,326,159   $   1,350,139   $  1,757,013   $  1,145,585
                                      ============    ============    ============   ============   ============

                            See accompanying notes.

                          CONSOLIDATED PRODUCTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements of Consolidated Products, Inc. (the "Company") include the accounts of Consolidated Products, Inc. (parent) and its three wholly-owned subsidiaries: Steak n Shake, Inc., Consolidated Specialty Restaurants, Inc. and SNS Investment Company. All intercompany items have been eliminated. The Company's fiscal year ends on the last Wednesday in September.

Cash, Including Cash Equivalents

     The Company's policy is to invest cash in excess of operating requirements in income producing investments. Cash equivalents primarily consist of bank repurchase agreements, U.S. Government securities and money market accounts, substantially all of which have maturities of three months or less.

Receivables

     At September 27, 1995 and April 10, 1996 receivables include $3,150,000 and $1,829,894, respectively, related to the cost of three and two properties, respectively, for which sale and leaseback contracts have been entered into for the sale of these properties.

Inventories

     Inventories are valued at the lower of cost (first-in, first-out method) or market.

Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (15 to 25 years for buildings and 5 to 10 years for restaurant equipment). Leasehold improvements are amortized by the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Leased Property

     The lower of fair market value or the discounted value of that portion of a capital lease attributable to building costs is capitalized and amortized by the straight-line method over the term of such leases and included with depreciation expense. The portions of such leases relating to land are accounted for as operating leases.

Franchise Fees

     Unit franchise fees and area development fees are recorded as revenue when the related restaurant begins operations. Royalty fees based on franchise sales are recognized as revenue on the accrual basis of accounting.

Pre-Opening Costs

     Pre-opening costs, which represent expenses incurred before a new restaurant opens, are capitalized and then amortized from the opening date over a one-year period.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

Income Taxes

     The Company uses the liability method prescribed by the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Employees' Profit Sharing Plan

     The Consolidated Products, Inc. Employees' Profit Sharing Plan is a defined contribution plan covering substantially all employees of the Company after they have attained age 21 and completed one year of service. Contributions to the Plan, which are subject to the discretion of the Board of Directors, amounted to $585,000 for 1993, $710,000 for 1994 and $880,000 for 1995.

Deferred Debt Costs

     Certain fees and expenses incurred to obtain long-term financing are being amortized over the life of the related borrowings. These costs totaled $554,000 of which the unamortized balance was $325,000 as of September 27, 1995.

Advertising Expenses

     Advertising costs are charged to expense as incurred. These expenses totaled $3,558,000 for 1993, $4,266,000 for 1994 and $5,401,000 for 1995.

Unaudited Interim Consolidated Financial Statements

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements.

     In the opinion of the Company, all adjustments (consisting of only normal recurring accruals) considered necessary to present fairly the consolidated financial position as of April 10, 1996, and the consolidated statements of earnings, shareholders' equity and cash flows for the twenty-eight weeks ended April 12, 1995 and April 10, 1996, have been included.

Stock Options

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt the provisions of this Statement for its fiscal year beginning September 26, 1996. The Company will continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and provide the necessary footnote disclosure in accordance with Statement of Financial Accounting Standards No. 123.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

INCOME TAXES

     The components of the provision for income taxes consist of the following:

                                                               1993          1994          1995
                                                            ----------    ----------    ----------
Current:
  Federal................................................   $1,924,000    $1,983,000    $4,486,000
  State..................................................      835,000     1,075,000     1,360,000
Deferred.................................................      461,000     1,092,000       254,000
                                                            ----------    ----------    ----------
Total income taxes.......................................   $3,220,000    $4,150,000    $6,100,000
                                                            ==========    ==========    ==========

     The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

                                                               1993          1994          1995
                                                            ----------    ----------    ----------
Tax at U.S. statutory rates..............................   $2,860,000    $3,863,000    $5,578,000
State income taxes, net of federal tax benefit...........      551,000       710,000       884,000
Employer's FICA tax credit...............................           --      (201,000)     (260,000)
Targeted jobs tax credit.................................     (135,000)     (135,000)      (35,000)
Other....................................................      (56,000)      (87,000)      (67,000)
                                                            ----------    ----------    ----------
Total income taxes.......................................   $3,220,000    $4,150,000    $6,100,000
                                                            ==========    ==========    ==========

     Income taxes paid totaled $3,290,000 in 1993, $2,807,000 in 1994 and $5,199,000 in 1995 and $1,927,000 and $2,848,000 in the twenty-eight weeks ended
April 12, 1995 and April 10, 1996, respectively.

     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. The components of the Company's net deferred tax asset consist of the following:

                                                                           1994          1995
                                                                        ----------    ----------
Deferred tax assets:
  Insurance reserves.................................................   $  783,000    $  776,000
  Capital leases.....................................................    1,062,000     1,022,000
  Other..............................................................      456,000       933,000
                                                                        ----------    ----------
     Total deferred tax assets.......................................    2,301,000     2,731,000
                                                                        ----------    ----------
Deferred tax liabilities:
  Depreciation.......................................................      293,000       743,000
  Restaurant pre-opening costs.......................................      327,000       585,000
  Other..............................................................      122,000        98,000
                                                                        ----------    ----------
     Total deferred tax liabilities..................................      742,000     1,426,000
                                                                        ----------    ----------
Net deferred tax asset...............................................    1,559,000     1,305,000
Less current portion.................................................      801,000       747,000
                                                                        ----------    ----------
                                                                        $  758,000    $  558,000
                                                                        ==========    ==========

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

LEASED ASSETS AND LEASE COMMITMENTS

                                                           SEPTEMBER 28,    SEPTEMBER 27,     APRIL 10,
                                                               1994             1995            1996
                                                           -------------    -------------    -----------
                                                                                             (UNAUDITED)
Leased property under capital leases less accumulated
  amortization of $9,378,291, $9,079,286, and
  $9,374,781............................................    $ 4,540,791      $ 3,802,939     $ 3,506,625
Long-term portion of net investment in direct financing
  leases................................................      2,718,537        2,167,297       1,967,313
                                                             ----------       ----------      ----------
Net leased property.....................................    $ 7,259,328      $ 5,970,236     $ 5,473,938
                                                             ==========       ==========      ==========

     The Company leases the majority of its physical facilities under noncancelable lease agreements. Steak n Shake restaurants typically have initial terms of eighteen to twenty-five years and renewal terms aggregating twenty years or more and Consolidated Specialty Restaurants typically have terms of ten to fifteen years and three five-year renewal terms. These leases require the subsidiaries to pay real estate taxes, insurance and maintenance costs. Certain leased facilities, no longer being operated by the subsidiaries which have been subleased to third parties, are classified as non-operating properties in the table below of minimum future rental payments. Minimum future rental payments have not been reduced by minimum sublease rentals of $3,500,000 related to capital leases and $6,953,000 related to operating leases receivable in the future under noncancelable subleases.

     At September 27, 1995, obligations under noncancelable capital leases and operating leases (excluding real estate taxes, insurance and maintenance costs) require the following minimum future rental payments:

                                                    CAPITAL LEASES                      OPERATING LEASES
                                                       (000'S)                              (000'S)
                                                ----------------------               ----------------------
                                                               NON-                                 NON-
                                                OPERATING    OPERATING               OPERATING    OPERATING
                    YEAR                        PROPERTY     PROPERTY      TOTAL     PROPERTY     PROPERTY
- ---------------------------------------------   ---------    ---------    -------    ---------    ---------
1996.........................................    $ 1,604      $   672     $ 2,276     $ 5,620      $   791
1997.........................................      1,583          672       2,255       5,504          794
1998.........................................      1,525          672       2,197       5,460          799
1999.........................................      1,312          672       1,984       5,288          799
2000.........................................      1,133          604       1,737       4,923          715
After 2000...................................      3,018          532       3,550      40,994        3,055
                                                --------       ------     --------   --------       ------
Total minimum future rental payments.........     10,175        3,824      13,999     $67,789      $ 6,953
                                                                                     ========       ======
Less amount representing interest............      3,416        1,149       4,565
                                                --------       ------     --------
Total obligations under capital leases.......      6,759        2,675       9,434
Less current portion.........................        854          317       1,171
                                                --------       ------     --------
Long-term obligations under capital leases...    $ 5,905      $ 2,358     $ 8,263
                                                ========       ======     ========

     During 1995 and 1994, the Company received net proceeds of $5,544,242 involving five properties, and $6,647,325 involving seven properties, respectively, from sale and leaseback transactions. Since these leases are classified as operating, any related gains on the transactions have been deferred and are being amortized in proportion to the related gross rental charged to expense over the eighteen-year lease terms.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

     Direct financing leases resulted from subleasing certain of the aforementioned leased facilities and the leasing of certain Company owned facilities, identified for disposal. Net investment in direct financing leases consisted of:

                                                                           1994          1995
                                                                        ----------    ----------
Total minimum lease payments to be received..........................   $4,996,508    $3,899,160
Less unearned income.................................................    1,963,715     1,391,265
                                                                        ----------    ----------
Net investment in direct financing leases............................    3,032,793     2,507,895
Less current portion included in receivables.........................      314,256       340,598
                                                                        ----------    ----------
Long-term net investment.............................................   $2,718,537    $2,167,297
                                                                        ==========    ==========

     At September 27, 1995, minimum annual lease payments on direct financing leases of approximately $625,000 per year are receivable over the next five years.

DEBT

Senior Note

     On September 27, 1995, the Company entered into a $25,000,000 ten-year Senior Note Agreement and Private Shelf Facility (the "Agreement"). At September 27, 1995, the Company had borrowed $10,000,000 under this Agreement. The borrowings bear interest at 7.7% and the amounts maturing in each of the five fiscal years subsequent to September 27, 1995 are as follows: 1996 -- $0; 1997
- -- $0; 1998 -- $433,333; 1999 -- $433,333; 2000 -- $945,238. The Company was
also committed to borrowing an additional $5,000,000 under this Agreement by November 15, 1995 at an interest rate of 7.4%. The remaining $10,000,000 available under this Agreement may be borrowed over the three-year period ending September 27, 1998 at interest rates based upon market rates at the time of borrowing. A 12.44% senior note agreement with this same lender dated November 1, 1990 was consolidated into this Agreement. The amount from the previous senior note outstanding at September 27, 1995 was $14,250,000 and is repayable as follows: 1996 -- $4,250,000; 1997 -- $5,000,000; 1998 -- $5,000,000. The
Agreement is unsecured and contains restrictions which, among other things, require the Company to maintain certain financial ratios.

10% Subordinated Convertible Debentures

     On April 4, 1995, the Company completed the call of its 10% Subordinated Convertible Debentures due November 20, 2002 ("the Debentures"). Holders of the Debentures ("Holders") electing conversion of their Debentures into common stock received one share of the Company's common stock for each $2.82 of Debenture principal held on the date of conversion plus cash for any remaining fractional portion. Holders electing redemption of their Debentures received cash in the principal amount of the Debentures, plus accrued interest up to April 4, 1995. The call of the Company's Debentures resulted in $10,468,000 of the Company's long-term debt being converted to equity.

Revolving Credit Agreement

     On September 26, 1995, the Company extended its bank commitment for an unsecured revolving line of credit of $30,000,000 to December 1997. The line of credit, with borrowing rates based on LIBOR plus 87.5 basis points or the prime rate of interest, includes an option for conversion into a five-year term loan with a ten-year amortization schedule. No borrowings were outstanding under the line of credit as of September 27, 1995 and $10,000,000 was outstanding at April 10, 1996.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

     During fiscal 1995, interest capitalized in connection with financing additions to property and equipment amounted to $538,000 pursuant to the Company's adoption of the Statement of Financial Accounting Standards No. 34, "Capitalization of Interest" in fiscal 1995.

     Interest paid on all debt amounted to $3,863,000 in 1993, $4,259,000 in 1994 and $4,063,000 in 1995 and $2,512,000 and $1,974,000 in the twenty-eight weeks ended April 12, 1995 and April 10, 1996, respectively.

NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     Primary earnings per common and common equivalent share are computed by dividing net earnings by the weighted average number of common shares outstanding and common equivalent shares. Common equivalent shares include shares subject to purchase under stock options and stock warrants. Primary weighted average shares and equivalents increased due to an increase in the number of shares outstanding arising from the conversion of the Company's 10% subordinated convertible debentures into the Company's common stock effective April 3, 1995.

     Fully diluted earnings per common and common equivalent share assumes, in addition to the above, that the Debentures were converted at the date of issuance, and that net earnings are increased by the actual amount of interest expense, net of income taxes, related to the Debentures.

     The following table presents information necessary to calculate earnings per common and common equivalent share:

                                                                                      TWENTY-EIGHT
                                                     FISCAL YEAR                       WEEKS ENDED
                                        -------------------------------------   -------------------------
                                           1993         1994         1995        APRIL 12,     APRIL 10,
                                                                                   1995          1996
                                        ---------    ----------   -----------   -----------   -----------
                                                                                 (UNAUDITED)  (UNAUDITED)
S>
PRIMARY:
  Shares outstanding:
     Weighted average shares
       outstanding.....................  8,026,596    8,572,628    11,291,284     9,389,322    13,727,947
     Share equivalents.................    394,676      365,217       359,214       320,800       329,010
                                        -----------  -----------  -----------   -----------   -----------
  Adjusted shares outstanding..........  8,421,272    8,937,845    11,650,498     9,710,122    14,056,957
                                        ===========  ===========  ===========   ===========   ===========
FULLY DILUTED:
  Shares outstanding:
     Weighted average shares
       outstanding.....................  8,026,596    8,572,628    11,291,284     9,389,322    13,727,947
     Share equivalents.................    399,137      393,935       442,894       372,513       366,242
  Conversion of Debentures.............  4,799,584    4,699,589     2,205,916     4,096,700            --
                                        -----------  -----------  -----------   -----------   -----------
  Adjusted shares outstanding.......... 13,225,317   13,666,152    13,940,094    13,858,535    14,094,189
                                        ===========  ===========  ===========   ===========   ===========
Net earnings:
  Net earnings for primary earnings per
     share computation................. $5,190,734   $7,173,923   $10,026,144   $ 4,036,012   $ 5,579,547
  Add-interest expense net of income
     taxes, applicable to Debentures...    736,769      722,368       333,003       333,003            --
                                        -----------  -----------  -----------   -----------   -----------
  Net earnings, as adjusted for fully
     diluted earnings per share
     computation....................... $5,927,503   $7,896,291   $10,359,147   $ 4,369,015   $ 5,579,547
                                        ===========  ===========  ===========   ===========   ===========

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

ACCRUED EXPENSES



                                                         SEPTEMBER 28,    SEPTEMBER 27,     APRIL 10,
                                                             1994             1995            1996
                                                         -------------    -------------    -----------
                                                                                           (UNAUDITED)
Salaries and wages....................................    $  3,682,695     $  4,402,889    $ 4,191,389
Insurance.............................................       2,521,690        2,938,352      3,037,312
Property taxes........................................       1,695,990        1,940,653      1,866,431
Other.................................................       4,702,137        5,010,300      5,703,452
                                                          ------------     ------------    ------------
                                                          $ 12,602,512     $ 14,292,194    $14,798,584
                                                          ============     ============    ============

CAPITAL APPRECIATION PLANS

     The Capital Appreciation Plans established in 1991 and 1994 provide for tandem awards of Common Stock (restricted shares) and book units of up to 241,576 and 145,200 shares and related units, respectively. These awards are restricted for a period of three years and are returnable to the Company if the grantee is not employed (except for reasons of retirement, permanent disability or death) by the Company at the end of the period. The stock is valued at 100% of market value at the date of grant, and the book units, which are granted in an equal number to the shares of stock, provide for a cash payment at the end of the three-year period equal to the sum of the net change in book value per share and the common stock dividends paid per share during the period. The total value of the stock grant (based upon market value at the date of the grant) is credited to treasury stock and amortized to compensation expense ratably over the three-year period. The 1991 Plan expired on December 31, 1993, however, the total number of shares and book units granted under the 1991 Plan for which restrictions have not lapsed was 83,187 at September 27, 1995; 119,790 at September 28, 1994; and 152,275 at September 29, 1993. The total number of shares and book units granted under the 1994 Plan for which restrictions have not lapsed was 79,805 at September 27, 1995 and 65,395 shares were reserved for future grants. The amount charged to expense under the Plans was $191,320 in 1993; $345,365 in 1994; and $438,067 in 1995.

STOCK OPTION PLANS

Employee Stock Option Plan

     In February 1995, the shareholders approved the 1995 Employee Stock Option Plan ("the 1995 Plan"), which provides for the granting of 363,000 stock options. All options granted under the 1995 Plan are incentive stock options exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant. Options were granted under the 1995 Plan to officers and key employees selected by the Stock Option Committee. At September 27, 1995, 127,270 options have been granted under the 1995 Plan and 25,366 are exercisable.

     In February 1993, the shareholders approved the 1992 Employee Stock Option Plan ("the 1992 Plan"), which provides for the granting of 266,200 stock options. All options granted under the 1992 Plan are incentive stock options exercisable on the same terms as the 1995 Plan. The options expire five years from the date of grant. Options were granted under the 1992 Plan to officers and key employees selected by the Stock Option Committee. At September 27, 1995, 265,167 options have been granted under the 1992 Plan and 122,313 are exercisable.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

     The Company's 1983 Employee Stock Option Plan ("the 1983 Plan") expired on September 30, 1992. All options outstanding at September 27, 1995 under the 1983 Plan are nonqualified stock options exercisable on the same terms as the 1992 Plan. At September 27, 1995, 195,791 options were exercisable under the 1983 Plan.

     As of September 27, 1995, 612,463 shares of Common Stock were subject to issuance upon the exercise of outstanding options. The following table summarizes the changes in options outstanding and related average prices under the 1995, 1992 and 1983 Plans:

                                                                                   AVERAGE
                                                                        SHARES      PRICE
                                                                       --------    -------
        Outstanding at September 30, 1992...........................    741,875     $2.97
          Fiscal 1993 Activity:
          Granted...................................................    144,547      5.64
          Exercised.................................................   (236,407)     1.91
          Canceled..................................................    (22,496)     4.23
                                                                        -------
        Outstanding at September 29, 1993...........................    627,519      3.95
          Fiscal 1994 Activity:
          Granted...................................................    125,235      7.95
          Exercised.................................................   (168,299)     2.59
          Canceled..................................................    (14,288)     4.02
                                                                        -------
        Outstanding at September 28, 1994...........................    570,167      5.23
          Fiscal 1995 Activity:
          Granted...................................................    132,837     11.78
          Exercised.................................................    (80,396)     3.68
          Canceled..................................................    (10,145)     7.37
                                                                        -------
        Outstanding at September 27, 1995...........................    612,463     $6.77
                                                                        =======

Nonemployee Director Stock Option Plans

     The Company's 1991, 1994, 1995 and 1996 Nonemployee Director Stock Option Plans ("the 1991, 1994, 1995 and 1996 Plans") provide for the grant of nonqualified stock options at a price equal to the fair market value of the Common Stock on the date of the grant. Options outstanding under each Plan are exercisable as to 20% on the date of grant and 20% on each anniversary of the date of grant thereafter until fully exercisable. The options expire five years from the date of grant.

     An aggregate of 45,095 shares of Common Stock are reserved for the grant of options under the 1991 Plan. At September 27, 1995, all of the options authorized under the 1991 Plan have been granted at a price of $3.03, of which 21,581 are exercisable. No options have been canceled since the inception of the 1991 Plan and 14,495 options have been exercised.

     An aggregate of 35,937 shares of Common Stock are reserved for the grant of options under the 1994 Plan. At September 27, 1995, all of the options authorized under the 1994 Plan have been granted at a price of $7.42 of which 14,375 are exercisable. No options have been canceled or exercised since the inception of the 1994 Plan.

     An aggregate of 30,250 shares of Common Stock are reserved for the grant of options under the 1995 Plan. At September 27, 1995, all of the options authorized under the 1995 Plan have been granted at a price of $8.35 of which 6,050 are exercisable. No options have been canceled or exercised since the inception of the 1995 Plan.

                          CONSOLIDATED PRODUCTS, INC.

   YEARS ENDED SEPTEMBER 29, 1993, SEPTEMBER 28, 1994 AND SEPTEMBER 27, 1995
          (UNAUDITED WITH RESPECT TO INFORMATION AS OF APRIL 10, 1996
            AND THE PERIODS ENDED APRIL 12, 1995 AND APRIL 10, 1996)

     An aggregate of 16,500 shares of Common Stock are reserved for the grant of options under the 1996 Plan. At April 10, 1996, all of the options authorized under the 1996 Plan have been granted at a price of $14.55 of which 3,300 are exercisable. No options have been canceled or exercised since the inception of the 1996 Plan.

EMPLOYEE STOCK PURCHASE PLAN

     In February 1993, the shareholders approved a tax-qualified Employee Stock Purchase Plan, providing for a maximum of 66,550 shares of Common Stock per year for five years. The Plan is available to all eligible employees of the Company and its subsidiaries as determined by the Board of Directors and has a calendar plan year. Employees are able to purchase shares of Common Stock each year through payroll deductions from 2% to 10% of compensation up to a maximum allowable fair market value of $10,000 or 1,000 shares per year, whichever is less. The purchase price will be the lesser of 85% of the market price, as defined, on the first or last trading day of the plan year. During fiscal 1994 and fiscal 1995, 50,864 shares and 54,688 shares, respectively, have been purchased and issued to employees.

RELATED PARTY TRANSACTIONS

     Kelley & Partners, Ltd. owned 1,326,002 shares, or 9.8%, of the Company at September 27, 1995. Additionally, certain of the partners, who also serve as officers and/or directors of the Company, collectively controlled 1,808,742 shares, or 13.3% of the Company's outstanding stock at September 27, 1995.

     Kelley & Partners, Ltd. and affiliates held $4,860,100 of the Debentures at September 28, 1994, all of which were converted into shares of the Company's common stock upon call of the Debentures (see Debt note). Interest expense on related party debt was $490,262 in 1993, $488,193 in 1994 and $249,681 in 1995.

SUBSEQUENT EVENT -- STOCK DIVIDEND

     On December 12, 1995, the Company declared a 10% stock dividend distributable on January 15, 1996 to shareholders of record on December 22, 1995. Accordingly, all references in the consolidated financial statements related to per share amounts, average shares and equivalents outstanding, conversion prices and information concerning Stock Option and Capital Appreciation Plans have been adjusted retroactively to reflect the stock dividend.

                              (INSIDE BACK COVER)

                              [STEAK N SHAKE MENU]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   6
Price Range of Common Stock............   9
Dividend Policy........................   9
Use of Proceeds........................   9
Capitalization.........................  10
Selected Consolidated Financial Data...  11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  12
Business...............................  18
Management.............................  27
Principal Shareholders.................  29
Description of Common Stock............  31
Underwriting...........................  33
Legal Matters..........................  34
Experts................................  34
Available Information..................  34
Incorporation of Certain Documents by
  Reference............................  35
Index to Consolidated Financial
  Statements........................... F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,350,000 SHARES

                          [CONSOLIDATED PRODUCTS LOGO]

                          CONSOLIDATED PRODUCTS, INC.

                              [STEAK N SHAKE LOGO]

                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                               J.C. Bradford &Co.
                             Montgomery Securities

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below are estimates of all expenses incurred or to be incurred by the registrant in connection with the issuance and distribution of the securities to be registered, excluding underwriting discounts and commissions:

        Registration fees..................................................   $ 15,843
        NASD fees..........................................................      5,095
        Transfer agent's fees..............................................      1,000*
        Printing and engraving costs.......................................    150,000*
        Legal fees and expenses............................................     87,500*
        Accounting fees and expenses.......................................     50,000*
        State blue sky fees and expenses...................................     10,000*
        Miscellaneous......................................................     30,562
                                                                              ---------
             Total.........................................................   $350,000
                                                                              =========

- -------------------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Indiana Business Corporation Law ("BCL"), the provisions of which govern the registrant, empowers an Indiana corporation to indemnify present and former directors, officers, employees or agents or any person who may have served at the request of the corporation as a director, officer, employee or agent of another corporation ("Eligible Persons") against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity, or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, (b) if the challenged action was taken other than in the individual's official capacity as an officer, director, employee or agent, the individual's conduct was at least not opposed to the corporation's best interest, or (c) if in a criminal proceeding, either the individual had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful.

     The BCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim, including counsel fees; and, unless limited by its articles of incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he or she is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation's articles of incorporation otherwise provide, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to mandatory indemnification for reasonable expenses or that the Eligible Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances without regard to whether his or her actions satisfied the appropriate standard of conduct.

     Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under the BCL, a quorum consisting of directors who are not parties to the proceeding must (1) determine that indemnification is permissible in the specific circumstances because the Eligible Person met the requisite standard of conduct, (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the Board of Directors or such a committee, or by the shareholders of the corporation.

     In addition to the foregoing, the BCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the articles of incorporation, bylaws, resolution or other authorization adopted, after notice by a majority vote of all the voting shares then issued and outstanding. The BCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him or her in any capacity as such, or arising out of his or her status as such, whether or not the corporation would have had the power to indemnify him or her against such liability.

     The Amended Articles of Incorporation and the Bylaws of the registrant contain provisions pursuant to which the officers and directors of the registrant are entitled to indemnification as a matter of right against expenses and liabilities incurred by them by reason of their having acted in such capacities if such person has been wholly successful in the defense of such claims or acted in good faith in what he reasonably believed to be in or not opposed to the best interests of the registrant. Such rights are not exclusive of any other rights of indemnification to which such persons may be entitled by contract or as a matter of law.

     The registrant maintains directors' and officers' liability insurance, the effect of which is to indemnify the directors and officers of the corporation and its subsidiaries against certain losses caused by errors, misleading statements, wrongful acts, omissions, neglect or breach of duty by them or any matter claimed against them in their capacities as directors and officers.

ITEM 16. EXHIBITS.

The following exhibits have been filed as a part of this Registration Statement:

EXHIBIT
NUMBER
- ------
 1.01    Form of Underwriting Agreement.
 4.01    Specimen certificate representing Common Stock of Consolidated Products, Inc.
         (formerly Steak n Shake, Inc.). (Incorporated by reference to Exhibit 4.1 to
         Registration Statement No. 2-80542 on Form S-8 filed with the Commission on April 7,
         1989.)
 4.02    Amended and Restated Credit Agreement by and between Consolidated Products, Inc. and
         Bank One, Indianapolis, N.A. dated December 30, 1994 (amending that earlier credit agreement between parties dated as of March 10, 1994 and effective as of February
         23, 1994, relating to a $5,000,000 revolving line of credit which was not filed pursuant to Rule 601 of the Securities and Exchange Commission), relating to a
         $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 4.06 to the Registrant's Current Report on Form 10-Q for the fiscal quarter ended December
         21, 1994.)
 4.03    Note Purchase Agreement by and between Consolidated Products, Inc. and The
         Prudential Insurance Company of America dated as of September 27, 1995 related to
         $39,250,000 senior note agreement and private shelf facility. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated
         October 6, 1995.)
 4.04    First Amendment to Amended and Restated Credit Agreement by and between Consolidated
         Products, Inc. and Bank One, Indianapolis, N.A. dated September 26, 1995.
         (Incorporated by reference to Exhibit 4.2 to the Registrant's Report on Form 8-K
         dated October 6, 1995.)
 5.01    Opinion of Ice Miller Donadio & Ryan.
23.01    Consent of Ice Miller Donadio & Ryan. (Included in Exhibit 5.01.)
23.02    Consent of Ernst & Young LLP.
24.01    Power of Attorney. (See the Signature Page to this Registration Statement.)

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF INDIANAPOLIS, STATE OF INDIANA, ON JULY 1, 1996.

                                          CONSOLIDATED PRODUCTS, INC.

                                          By:         /s/ ALAN B. GILMAN
                                            ------------------------------------
                                                 Alan B. Gilman, President

                               POWER OF ATTORNEY

     Each person whose signature appears below irrevocably constitutes Alan B. Gilman, James W. Bear and Mary H. Mueller, and each or any of them (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JULY 1, 1996.

/s/ E. W. KELLEY                             Director
- ------------------------------------------
E. W. Kelley

/s/ ALAN B. GILMAN                           President (Principal Executive Officer) and
- ------------------------------------------   Director
Alan B. Gilman

/s/ JAMES W. BEAR                            Senior Vice President, Administration and
- ------------------------------------------   Finance and Treasurer (Principal Financial
James W. Bear                                Officer)

/s/ KEVIN F. BEAUCHAMP                       Vice President and Controller (Principal
- ------------------------------------------   Accounting Officer)
Kevin F. Beauchamp

/s/ S. SUE ARAMIAN                           Director
- ------------------------------------------
S. Sue Aramian

/s/ ALVA T. BONDA                            Director
- ------------------------------------------
Alva T. Bonda

/s/ NEAL GILLIATT                            Director
- ------------------------------------------
Neal Gilliatt

/s/ CHARLES E. LANHAM                        Director
- ------------------------------------------
Charles E. Lanham

/s/ J. FRED RISK                             Director
- ------------------------------------------
J. Fred Risk

/s/ JAMES WILLIAMSON, JR.                    Director
- ------------------------------------------
James Williamson, Jr.

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
- ------   -------------------------------------------------------------------------   ------------
 1.01    Form of Underwriting Agreement.
 4.01    Specimen certificate representing Common Stock of Consolidated Products,
         Inc. (formerly Steak n Shake, Inc.). (Incorporated by reference to
         Exhibit 4.1 to Registration Statement No. 2-80542 on Form S-8 filed with the Commission on April 7, 1989.)
 4.02    Amended and Restated Credit Agreement by and between Consolidated
         Products, Inc. and Bank One, Indianapolis, N.A. dated December 30, 1994
         (amending that earlier credit agreement between parties dated as of March
         10, 1994 and effective as of February 23, 1994, relating to a $5,000,000 revolving line of credit which was not filed pursuant to Rule 601 of the
         Securities and Exchange Commission), relating to a $30,000,000 revolving line of credit. (Incorporated by reference to Exhibit 4.06 to the
         Registrant's Current Report on Form 10-Q for the fiscal quarter ended
         December 21, 1994.)
 4.03    Note Purchase Agreement by and between Consolidated Products, Inc. and
         The Prudential Insurance Company of America dated as of September 27,
         1995 related to $39,250,000 senior note agreement and private shelf facility. (Incorporated by reference to Exhibit 4.1 to the Registrant's
         Current Report on Form 8-K dated October 6, 1995.)
 4.04    First Amendment to Amended and Restated Credit Agreement by and between
         Consolidated Products, Inc. and Bank One, Indianapolis, N.A. dated
         September 26, 1995. (Incorporated by reference to Exhibit 4.2 to the
         Registrant's Report on Form 8-K dated October 6, 1995.)
 5.01    Opinion of Ice Miller Donadio & Ryan.
23.01    Consent of Ice Miller Donadio & Ryan. (Included in Exhibit 5.01.)
23.02    Consent of Ernst & Young LLP.
24.01    Power of Attorney. (See the Signature Page to this Registration
         Statement.)